Exhibit 99.2

WHEATON
PRECIOUS METALS

2020 FIRST QUARTER REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2020

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2019 audited consolidated financial statements, the related MD&A and the 2019 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 37 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 6, 2020.

Table of Contents

Operational Overview	4

Highlights	5

Outlook	5

Mineral Stream Interests	6

Mineral Royalty Interest	8

Long-Term Equity Investments	8

Investment in Associate	10

Convertible Notes Receivable	10

Summary of Ounces Produced	12

Summary of Ounces Sold	13

Quarterly Financial Review	14

Results of Operations and Operational Review	15

Liquidity and Capital Resources	19

Contractual Obligations and Contingencies	21

Share Capital	24

Financial Instruments	25

Risks and Uncertainties	25

Non-IFRS Measures	27

Subsequent Events	30

Controls and Procedures	30

Attributable Reserves and Resources	31

Cautionary Note Regarding Forward-Looking Statements	37

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 9 which are at various stages of development and 1 which has been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended March 31, 2020, the per ounce price paid by the Company for the metals acquired under the agreements averaged $4.50 for silver, $426 for gold and $402 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

COVID-19 Update

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton closed its physical offices in mid-March and successfully transitioned to telecommuting for all of its employees. As Wheaton has always maintained detailed business continuity plans, the transition was seamless with an uninterrupted flow of business.

Partner Operations

Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around COVID-19. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. As of May 6, 2020, six partner operations located in Mexico and Peru on which the Company has precious metals purchase agreements (“PMPA”) were temporarily suspended due to government restrictions focussed on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The restrictions on non-essential activities in Mexico and Peru are currently scheduled to be lifted by the end of May (as of May 6, 2020). In 2018 and 2019, these mines accounted for 36% of the Company’s gold equivalent1 production. Additionally, operations at the Voisey’s Bay mine, located in Canada, have also been temporarily suspended, but are forecast to restart prior to 2021, when the Company is scheduled to begin receiving cobalt. There can be no assurance that the restrictions noted above will be lifted as currently planned nor that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic. Please see page 7 of this MD&A for more information.

Community Support – Wheaton CSR Fund to Combat COVID-19

Subsequent to the quarter, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

[1]

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [3]

Operational Overview

	Q1 2020	Q1 2019	Change
Ounces produced
Gold	94,707	94,918	(0.2)%
Silver	6,704	5,656	18.5%
Palladium	5,312	4,729	12.3%
Gold equivalent [2]	182,241	169,098	7.8%
Silver equivalent [2]	15,187	14,091	7.8%
Ounces sold
Gold	100,405	115,020	(12.7)%
Silver	4,928	4,294	14.8%
Palladium	4,938	5,189	(4.8)%
Gold equivalent [2]	166,121	173,464	(4.2)%
Silver equivalent [2]	13,843	14,455	(4.2)%
Change in PBND [3]
Gold	(10,080)	(24,238)	(14,158)
Silver	776	401	(375)
Palladium	3	(528)	(531)
Per ounce metrics
Sales price
Gold	$1,589	$1,308	21.5%
Silver	$17.03	$15.64	8.9%
Palladium	$2,298	$1,443	59.3%
Gold equivalent [2]	$1,534	$1,297	18.3%
Silver equivalent [2]	$18.41	$15.57	18.2%
Cash costs [4]
Gold [4]	$426	$417	2.2%
Silver [4]	$4.50	$4.64	(3.0)%
Palladium [4]	$402	$254	58.4%
Cash operating margin [5]
Gold [5]	$1,163	$891	30.5%
Silver [5]	$12.53	$11.00	13.9%
Palladium [5]	$1,896	$1,189	59.5%
Total revenue	$254,789	$225,049	13.2%
Gold revenue	$159,522	$150,399	6.1%
Silver revenue	$83,917	$67,162	24.9%
Palladium revenue	$11,350	$7,488	51.6%
Net earnings	$94,896	$57,349	65%
Per share	$0.21	$0.13	61.5%
Adjusted net earnings [6]	$96,160	$56,540	70.1%
Per share [6]	$0.21	$0.13	68.8%
Operating cash flows	$177,588	$118,194	50.3%
Per share [7]	$0.40	$0.27	48.1%
Dividends declared [8]	$44,815	$40,074	11.8%
Per share	$0.10	$0.09	11.1%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 15 and 16 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[2]

4)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 29 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 27 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 28 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [4]

Highlights

Operations
•	Wheaton generated $255 million in revenue, comprised of $160 million in gold sales, $84 million in silver sales and $11 million in palladium sales.

•

Wheaton generated $178 million in operating cash flow in the first quarter of 2020, representing a 50% increase relative to the comparable quarter of the prior year and leading to a reduction in net debt of $182 million.

•	Relative to the comparable three-month period of the prior year:

o	the increase in attributable silver production was primarily due to higher grades and recovery at Peñasquito, resulting in record attributable production levels at Peñasquito.

o	the increase in adjusted net earnings was primarily due to higher margins resulting from an 18% increase in the realized gold equivalent price.

•	On May 6, 2020, the Board of Directors declared a dividend in the amount of $0.10 per common share representing an increase of 11% relative to the comparable period in 2019.

•

During the period, 6 of the 20 operating mining assets to which the PMPAs relate were temporarily placed into care and maintenance as a result of the COVID-19 virus pandemic. These closures did not materially affect the Company’s results during the first quarter. Please refer to pages 7 and 25 of this MD&A for more information.

Other

•

On April 16, 2020, the Company established an at-the-market equity program that allows the Company to issue up to $300 million worth of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements.

Outlook1

Due to the temporary shutdowns announced by some of the Company’s partners at mines on which the Company has PMPAs and the uncertainty associated with the impact of the COVID-19 virus pandemic on these and other partners’ operations, Wheaton has withdrawn its production guidance for 2020. Please see “Partner Operations” on page 3 and “Partner Operations and Impacts of COVID-19” on page 7 of this MD&A for more information.

From a liquidity perspective, the $127 million of cash and cash equivalents as at March 31, 2020 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [5]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Ounce Production Payment [2,3]	Total Upfront Payment ³	Cash Flow Generated to Date ³	Ounces Received to Date ³	Q1-2020 PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$404	$3,059,360	$1,100,741	1,229,961	48,980	LOM	28-Feb-13
Sudbury [5]	Vale	CAN	70%	$400	623,572	176,696	201,309	20,305	20 years	28-Feb-13
Constancia	Hudbay	PER	50% [6]	$400	135,000	62,025	69,666	789	LOM	8-Aug-12
San Dimas	FM	MEX	variable [7]	$600	220,000	60,466	77,987	3,340	LOM	10-May-18
Stillwater [8]	Sibanye	USA	100%	variable	237,880	24,352	21,454	4,459	LOM	16-Jul-18
Other					439,442	455,923	472,044	10,522
Minto	PERE	CAN	100% [9]	variable					LOM	20-Nov-08
Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10
777 [10]	Hudbay	CAN	50%	$416					LOM	8-Aug-12
					$4,715,254	$1,880,203	2,072,421	88,395
Silver
Peñasquito	Newmont	MEX	25%	$4.91	$485,000	$910,659	54,668	1,810	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹¹	variable	900,000	339,828	25,875	1,263	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$5.90	294,900	109,465	10,443	146	LOM	8-Aug-12
Other					1,103,708	1,230,498	86,996	2,103
Los Filos	Equinox	MEX	100%	$4.39					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.39					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% ¹²	$8.89					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$9.31					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.30					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% ¹³	variable					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%	variable					LOM	2-Oct-08
Minto	PERE	CAN	100%	$4.22					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
777 [10]	Hudbay	CAN	100%	$6.14					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a [14]
					$2,783,608	$2,590,450	177,982	5,322
Palladium
Stillwater [8]	Sibanye	USA	4.5% [15]	variable	$262,120	$43,179	34,336	4,875	LOM	16-Jul-18
Cobalt
Voisey’s Bay	Vale	CAN	42.4% [16]	variable	$390,000	$-	-	-	LOM	11-Jun-18
Total					$8,150,982	$4,513,832

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; LOM = Life of Mine; and PBND = produced but not delivered.

2)

The per ounce production payment is either a fixed price per ounce purchased, subject to an annual inflationary adjustment with the exception of Sudbury and Loma de La Plata, or a percentage of the spot price of the applicable metal for each ounce of the applicable metal delivered. Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 21 of this MD&A for more information.

3)

All figures in thousands except gold and palladium ounces received to date, gold and palladium ounces PBND and per ounce amounts. The total upfront consideration excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 22 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of March 31, 2020, the Company has received approximately $177 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. As Hudbay failed to achieve a minimum level of throughput at the Pampacancha deposit during 2019, Wheaton is entitled to an additional 8,020 ounces of gold in 2020, of which 2,005 ounces of gold were received during the first quarter. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during the 18 months ended June 30, 2021, Wheaton will be entitled to an additional 8,020 ounces of gold to be delivered in 4 quarterly installments beginning in the third quarter of 2021.

7)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of March 31, 2020, the Company has received approximately $295 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
12)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
13)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
14)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
15)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1.00%.

16)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [6]

Updates Relative to the Mineral Stream Interests

Partner Operations and Impacts of COVID-19

The following table summarizes the status of the Company’s partners’ operations as at the date of this MD&A:

	GEO Production [1]			Revenue			Gross Margin			Operational Cash Flow Generated by PMPAs
	Q1 - 2020	2019	2018	Q1-2020 $	2019 $	2018 $	Q1-2020 $	2019 $	2018 $	Q1-2020 $	2019 $	2018 $

Remain Operational
Salobo	62,575	276,234	281,781	119,094	365,448	336,474	60,459	158,363	127,455	89,137	259,166	230,126
Sudbury	7,503	33,283	23,143	7,641	38,234	21,785	1,719	4,868	1,456	5,616	27,385	14,959
Stillwater	10,037	42,959	29,430	16,928	49,189	16,018	10,257	24,286	6,188	13,945	40,438	13,146
Other
Minto	2,337	2,403	10,425	-	5,762	10,310	-	4,308	7,684	-	4,687	7,708
777	5,702	21,471	25,572	4,597	30,310	32,494	2,403	10,737	8,052	3,314	20,705	19,684
Zinkgruvan	7,944	29,567	25,869	7,092	25,250	24,188	4,536	16,338	15,179	7,637	16,121	18,102
Stratoni	2,198	7,117	7,945	2,223	9,339	8,020	(856)	666	2,129	1,342	4,643	5,216
Neves-Corvo	4,524	20,464	21,496	3,149	14,027	12,708	1,989	9,304	7,839	3,012	9,642	9,100
Aljustrel	4,225	16,293	13,515	1,947	13,985	7,776	850	6,919	3,958	1,103	7,057	3,813
Sub-total	107,045	449,791	439,176	162,671	551,544	469,773	81,357	235,789	179,940	125,106	389,844	321,854
% of total	59%	64%	63%	64%	64%	59%	66%	68%	61%	65%	65%	59%

Placed into Temporary Care & Maintenance
Peñasquito 2, [3]	31,893	74,612	62,654	40,224	74,578	77,691	22,893	41,291	42,662	30,383	55,311	57,190
Antamina [4,5]	15,737	60,897	63,952	21,661	76,328	86,408	6,524	19,739	21,582	17,397	61,007	69,144
Constancia [4,6]	9,217	49,344	44,830	11,381	66,508	49,341	4,160	19,120	11,585	7,952	44,305	31,662
San Dimas 2, [7]	11,318	44,376	53,023	18,049	62,528	67,538	7,587	21,706	28,002	11,166	35,534	43,811
Other
Los Filos 2, [8]	351	1,950	1,336	646	2,170	2,046	471	1,541	1,337	482	1,580	1,490
Yauliyacu [4,9]	6,679	25,597	25,202	157	27,676	29,395	48	6,761	4,362	77	12,635	12,642
Sub-total	75,195	256,776	250,997	92,118	309,788	312,419	41,683	110,158	109,530	67,457	210,372	215,939
% of total	41%	36%	36%	36%	36%	39%	34%	32%	37%	35%	35%	39%
Expired [10]	-	-	7,074	-	-	11,822	-	-	6,461	-	-	9,049
% of total	0%	0%	1%	0%	0%	1%	0%	0%	2%	0%	0%	2%

Totals	182,240	706,567	697,247	254,789	861,332	794,014	123,040	345,947	295,931	192,563	600,216	546,842

1)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

2)

On March 31, 2020, the federal government of Mexico mandated that all non-essential businesses temporarily suspend operations until April 30, 2020 due to the COVID-19 virus pandemic (the “Decree”). Mexico has subsequently extended the Decree for the temporary suspension of all non-essential activities by another month to May 30, 2020.

3)

Newmont Corporation (“Newmont”) reported that as of April 1, 2020, mining has not been deemed an essential activity under the Decree, but that Newmont was engaging with the government to understand the intended impacts of the Decree on its operations. As a result, Newmont indicated it was taking steps towards a safe and orderly ramp down of operations at the Peñasquito mine.

4)	On March 15, 2020, the Peruvian government issued a state of emergency decree due to COVID-19 for a period of two weeks. Peru has subsequently extended the state of emergency to May 10, 2020.
5)

On April 14, 2020, Glencore announced that a decision had been made to de-mobilise the workforce and halt operations for a likely period of approximately two weeks at the Antamina mine located in Peru. The Antamina mine has subsequently announced that the timing of restarting operations is currently uncertain.

6)

On March 20, 2020, Hudbay Minerals Inc. announced a temporary shutdown of operations at the Constancia mine due to limited availability of certain critical mining supplies as a result of the national state of emergency in Peru.

7)	On April 3, 2020, First Majestic Silver Corp. announced that operations at the San Dimas mine would be temporarily suspended in accordance with the Decree.
8)	On April 2, 2020, Equinox Gold Corp. announced that it was temporarily suspending mining activities at the Los Filos mine in compliance with the Decree.
9)	The Yauliyacu mine has reportedly temporarily halted mining operations as a result of supply chain issues in Peru.
10)	Includes the previously owned Lagunas Norte, Pierina and Veladero PMPAs.

In addition to the above, on March 17, 2020, Vale announced it had temporarily suspended operations for four weeks at Voisey’s Bay to ensure the safety of local communities, which have limited access to healthcare given their remote location. On April 8, 2020, Vale further announced an up to three-month extension to the suspension of operations. The Company is not scheduled to begin receiving cobalt from Voisey’s Bay until January 1, 2021 and as a result does not currently expect the temporary shutdown to materially affect future deliveries.

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 virus pandemic, through the mining operations to which the mineral stream interests relate. Please see the Risks and Uncertainties section beginning on page 25 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [7]

Salobo – Mill Throughput Expansion

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract
Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	9,250	130,750	140,000	25%	³	100%	³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	14-Dec-17
			$31,750	$326,750	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 22 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu - Development Update

Gold X Mining Corp. (“Gold X”) announced results from a Preliminary Economic Assessment (“PEA”) of its Toroparu Gold Project in Guyana (“Toroparu”) in a news release dated June 4, 2019, and subsequently filed the PEA on July 23, 2019. As per the PEA, Toroparu has been re-scoped to include the Sona Hill satellite deposit, modification of the processing strategy to start with gold-only production from a Carbon-in-Leach circuit for the initial ten years, and an expansion in year 11 to add flotation processing capacity. In connection with Wheaton’s Toroparu Early Deposit Agreement, Wheaton may elect to pay Gold X an additional upfront payment, payable on an installment basis to partially fund construction of the mine, in return for 10% of the gold and 50% of the silver for the life of the mine. Gold X has indicated that it has estimated revised, lower potential upfront payments from Wheaton as a result of the revised scope of the project, however such revised payments have not been approved by Wheaton.

Mineral Royalty Interest

The Company has a 0.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at March 31, 2020:

	March 31	December 31
(in thousands)	2020	2019

Common shares held	$156,973	$309,757
Warrants held	94	-
Total long-term equity investments	$157,067	$309,757

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [8]

Common Shares Held

(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Mar 31, 2020	Unrealized Losses in OCI for the Three Months Ended Mar 31, 2020	Fair Value at Dec 31, 2019

Bear Creek	13,264,305	11.92%	$11,033	$(16,950)	$27,983
Sabina	11,700,000	3.95%	9,649	(7,647)	17,296
First Majestic	20,239,590	9.65%	125,283	(122,854)	248,137
Other			11,008	(6,692)	16,341

Total			$156,973	$(154,143)	$309,757

(in thousands)	Fair Value at Mar 31, 2019	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2019

Bear Creek	$14,294	$4,182
Sabina	10,988	439
First Majestic	137,618	14,431
Other	22,500	1,595

Total	$185,400	$20,647

Warrants Held

(in thousands)	Fair Value at Mar 31, 2020	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2020	Fair Value at Dec 31, 2019
Warrants held - Caldas Gold Corp.	$94	$(71)	$-

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Equity Investments

During December 2019, the Company acquired 1 million subscription rights relative to Caldas Finance Corp. (“Caldas Finance”) for $1.5 million (Cdn$2 million). On February 28, 2020, upon the successful transfer of the Marmato project assets located in Colombia by Gran Colombia Gold Corp. to Caldas Finance and the completion of a reverse takeover transaction between Caldas Finance and Bluenose Gold Corp. to form a new public company, Caldas Gold Corp., the

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [9]

subscription receipts were automatically converted into common shares and warrants of Caldas Gold Corp. The value of these shares and warrants have been reflected as a component of Other long-term equity investments.

Investment in Associate

Kutcho Copper Corp.

The Company owns 7,153,846 common shares and warrants to acquire an additional 4,076,923 common shares of Kutcho. Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note”).

As at January 31, 2020, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such, the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, Wheaton has reported its share of Kutcho’s loss relative to Kutcho’s third quarter ended January 31, 2020, which represents the last period publicly reported by Kutcho as at the date of this MD&A.

Indicator of Impairment

Since the original investments in Kutcho, the value of Kutcho’s shares have had a significant decline in value. This decline in value was determined to be an indicator of impairment relative to the Company’s investment in Kutcho.

During the three months ended March 31, 2020, the Company recorded an impairment charge of $0.4 million, reducing the carrying amount to the recoverable amount of $0.5 million. The recoverable amount, which represents Kutcho’s fair value less cost of disposal (“FVLCD”), was calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company, and as such is classified within Level 1 of the fair value hierarchy.

A continuity schedule of the Kutcho Investment in Associate from January 1, 2019 to March 31, 2020 is presented below:

(in thousands)	Investment in Associate

At January 1, 2019	$2,562
Share of losses	(62)
At March 31, 2019	$2,500
Amount invested	133
Share of losses	(102)
Impairment charge	(1,649)
At December 31, 2019	$882
Share of losses	(41)
Impairment charge	(362)

At March 31, 2020	$479

Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first four interest payments for a period not to exceed 4 years from December 31, 2019. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [10]

●     25% of the outstanding amount if pre-paid on or after 24 months until 36 months;

●     20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and

●     15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note, which has a three-year term to maturity, carries interest at 10% per annum, compounded semi-annually and payable annually. Gold X has the option to defer the interest payments until December 4, 2022, being the maturity date. Wheaton can, at its option, convert the deferred interest into common shares of Gold X.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Gold X Convertible Note, converted into Canadian dollars using the exchange rate published by the Bank of Canada on the business day prior to the conversion, into common shares of Gold X at Cdn$3.20 per share.

Funds raised under the Gold X 10% secured convertible debenture private placement were used to exercise Gold X’s option to acquire a 100% interest in certain of Gold X’s joint venture Toroparu project properties.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note and the Gold X Convertible Note are revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective notes.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three months ended March 31, 2020 and 2019 is presented below:

(in thousands)	Fair Value at Mar 31, 2020	Unrealized Gains (Losses) in Net Earnings for the Three Months Ended Mar 31, 2020	Fair Value at Dec 31, 2019
Kutcho Convertible Note	$10,837	$(1,000)	$11,837
Gold X Convertible Note	10,229	210	10,019
Total Convertible Notes	$21,066	$(790)	$21,856

(in thousands)	Fair Value at Mar 31, 2019	Unrealized Gains in Net Earnings for the Three Months Ended Mar 31, 2019
Kutcho Convertible Note	$13,770	$871

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [11]

Summary of Ounces Produced

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Gold ounces produced ²
Salobo	62,575	74,716	73,615	67,056	60,846	76,995	72,423	67,466
Sudbury [3]	7,503	6,468	6,082	9,360	11,374	6,646	6,510	6,476
Constancia [8]	3,681	4,757	5,172	4,533	4,826	4,266	3,634	3,281
San Dimas 4, [8]	11,318	11,352	11,239	11,496	10,290	10,092	10,642	5,726
Stillwater [5]	2,955	3,585	3,238	3,675	3,137	3,472	6,376	-
Other
Minto [6]	2,124	2,189	-	-	-	1,441	2,546	2,554
777	4,551	3,987	4,278	4,788	4,445	4,248	4,124	4,982
Total Other	6,675	6,176	4,278	4,788	4,445	5,689	6,670	7,536

Total gold ounces produced	94,707	107,054	103,624	100,908	94,918	107,160	106,255	90,485
Silver ounces produced [2]
San Dimas 4, [8]	-	-	-	-	-	-	-	607
Peñasquito [8]	2,658	1,895	2,026	702	1,594	1,455	1,050	1,267
Antamina [8]	1,311	1,342	1,223	1,334	1,176	1,225	1,406	1,394
Constancia [8]	461	632	686	552	635	695	682	552
Other
Los Filos [8]	29	55	33	37	38	29	21	33
Zinkgruvan	662	724	630	631	479	608	530	453
Yauliyacu [8]	557	358	620	627	528	233	597	719
Stratoni	183	147	131	172	143	149	165	211
Minto [6]	18	18	-	-	-	8	25	30
Neves-Corvo	377	385	431	392	498	509	458	421
Aljustrel	352	325	240	322	470	475	514	138
777	96	81	62	93	95	113	136	152
Total Other	2,274	2,093	2,147	2,274	2,251	2,124	2,446	2,157

Total silver ounces produced	6,704	5,962	6,082	4,862	5,656	5,499	5,584	5,977

Palladium ounces produced ²
Stillwater [5]	5,312	6,057	5,471	5,736	4,729	5,869	8,817	-
GEOs produced [7]	182,241	186,673	183,901	166,895	169,098	180,974	185,021	162,204
SEOs produced [7]	15,187	15,556	15,325	13,908	14,091	15,081	15,418	13,517

Average payable rate [2]
Gold	95.4%	95.6%	95.1%	95.3%	95.6%	95.5%	95.4%	94.9%
Silver	84.9%	85.4%	85.1%	83.4%	83.0%	83.1%	83.5%	86.8%
Palladium	93.0%	99.4%	83.5%	87.6%	98.5%	96.4%	94.6%	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. For reference, attributable silver production from prior periods is as follows: Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; Q2-2019 – 401,000 ounces; Q1-2019 – 351,000 ounces; Q4-2018 – 342,000 ounces; Q3-2018 – 361,000 ounces; and Q2-2018 – 202,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

8)	Operations at these mines have been temporarily suspended as a result of the COVID-19 pandemic. See page 7 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [12]

Summary of Ounces Sold

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Gold ounces sold
Salobo	74,944	58,137	63,064	57,715	84,160	75,351	65,139	70,734
Sudbury [2]	4,822	7,394	7,600	8,309	4,061	4,864	2,560	4,400
Constancia [9]	3,331	5,108	4,742	4,409	5,512	3,645	2,980	2,172
San Dimas 3, [9]	11,358	11,499	11,374	10,284	11,510	8,453	9,771	3,738
Stillwater [4]	3,510	2,925	3,314	3,301	2,856	3,473	2,075	-
Other
Minto [5]	-	-	-	765	3,307	2,674	796	2,284
777	2,440	4,160	4,672	5,294	3,614	4,353	5,921	3,812
Total Other	2,440	4,160	4,672	6,059	6,921	7,027	6,717	6,096
Total gold ounces sold	100,405	89,223	94,766	90,077	115,020	102,813	89,242	87,140
Silver ounces sold
San Dimas 3, [9]	-	-	-	-	-	-	-	1,070
Peñasquito [9]	2,310	1,268	1,233	912	1,164	901	1,241	1,547
Antamina [9]	1,244	1,227	1,059	1,186	1,255	1,300	1,333	1,422
Constancia [9]	350	672	521	478	735	629	567	410
Other
Los Filos [9]	37	26	44	26	38	15	27	35
Zinkgruvan	447	473	459	337	232	543	326	297
Yauliyacu [9]	9	561	574	542	15	317	697	521
Stratoni	163	120	126	240	80	78	125	171
Minto [5]	-	-	-	2	30	22	-	28
Neves-Corvo	204	154	243	194	265	240	234	178
Aljustrel	123	121	139	216	381	226	302	-
Lagunas Norte [6]	-	-	-	-	-	-	1	65
Pierina [6]	-	-	-	-	-	-	-	54
Veladero [6]	-	-	-	-	-	-	2	104
777	41	62	86	108	99	129	163	70
Total Other	1,024	1,517	1,671	1,665	1,140	1,570	1,877	1,523
Total silver ounces sold	4,928	4,684	4,484	4,241	4,294	4,400	5,018	5,972
Palladium ounces sold
Stillwater [4]	4,938	5,312	4,907	5,273	5,189	5,049	3,668	-
GEOs sold [7]	166,121	152,514	155,116	148,004	173,464	162,340	154,352	158,789

SEOs sold [7]	13,843	12,709	12,926	12,334	14,455	13,528	12,863	13,232
Cumulative payable gold ounces PBND [8]	88,395	98,475	85,335	81,535	75,236	99,474	99,987	88,547
Cumulative payable silver ounces PBND [8]	5,322	4,546	4,138	3,403	3,585	3,184	3,015	3,375
Cumulative payable palladium ounces PBND [8]	4,875	4,872	4,163	4,504	4,754	5,282	4,671	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	Comprised of the Stillwater and East Boulder gold and palladium interests.
5)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

8)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
9)	Operations at these mines have been temporarily suspended as a result of the COVID-19 pandemic. See page 7 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [13]

Quarterly Financial Review 1

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Gold ounces sold	100,405	89,223	94,766	90,077	115,020	102,813	89,242		87,140
Realized price [2]	$1,589	$1,483	$1,471	$1,320	$1,308	$1,229	$1,210		$1,305
Gold sales	$159,522	$132,342	$139,433	$118,870	$150,399	$126,343	$108,012		$113,753

Silver ounces sold	4,928	4,684	4,484	4,241	4,294	4,400	5,018		5,972
Realized price [2]	$17.03	$17.36	$17.09	$14.93	$15.64	$14.66	$14.80		$16.52
Silver sales	$83,917	$81,296	$76,631	$63,313	$67,162	$64,510	$74,255		$98,647

Palladium ounces sold	4,938	5,312	4,907	5,273	5,189	5,049	3,668		—
Realized price [2]	$2,298	$1,804	$1,535	$1,381	$1,443	$1,137	$955	$	n.a

Palladium sales	$11,350	$9,584	$7,531	$7,283	$7,488	$5,738	$3,502		$—
Total sales	$254,789	$223,222	$223,595	$189,466	$225,049	$196,591	$185,769		$212,400
Cash cost [2,3]
Gold	$426	$426	$424	$420	$417	$409	$418		$407
Silver	$4.50	$5.13	$5.16	$5.14	$4.64	$4.66	$5.04		$4.54
Palladium	$402	$321	$271	$247	$254	$205	$169	$	n.a
Depletion [2]
Gold	$389	$417	$417	$420	$385	$421	$426		$411
Silver	$4.80	$5.12	$4.81	$4.97	$5.05	$5.06	$4.97		$4.47
Palladium	$428	$470	$470	$470	$470	$463	$462	$	n.a
Net earnings (loss)	$94,896	$77,524	$75,960	$(124,694)	$57,349	$6,828	$34,021		$318,142
Per share
Basic	$0.21	$0.17	$0.17	$(0.28)	$0.13	$0.02	$0.08		$0.72
Diluted	$0.21	$0.17	$0.17	$(0.28)	$0.13	$0.02	$0.08		$0.72

Adjusted net earnings [4]	$96,160	$77,953	$72,692	$44,808	$56,540	$36,745	$35,132		$72,340

Per share

Basic	$0.21	$0.17	$0.16	$0.10	$0.13	$0.08	$0.08		$0.16

Diluted	$0.21	$0.17	$0.16	$0.10	$0.13	$0.08	$0.08		$0.16

Cash flow from operations	$177,588	$131,867	$142,300	$109,258	$118,194	$108,461	$108,413		$135,200

Per share [5]

Basic	$0.40	$0.29	$0.32	$0.25	$0.27	$0.24	$0.24		$0.31

Diluted	$0.40	$0.29	$0.32	$0.24	$0.27	$0.24	$0.24		$0.30

Dividends declared	$44,815	$40,252	$40,197	$40,133	$40,074	$39,959	$39,921		$39,888

Per share	$0.10	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09		$0.09

Total assets	$6,076,941	$6,278,007	$6,258,859	$6,240,823	$6,478,700	$6,470,046	$6,586,018		$6,216,112

Total liabilities	$838,715	$952,087	$1,057,415	$1,128,877	$1,252,752	$1,298,130	$1,398,830		$981,497

Total shareholders’ equity	$5,238,226	$5,325,920	$5,201,444	$5,111,946	$5,225,948	$5,171,916	$5,187,188		$5,234,615

1)	All figures in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Expressed as US$ per ounce.
3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 27 of this MD&A.
5)	Refer to discussion on non-IFRS measure (ii) on page 28 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [14]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2020
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,575	74,944		$1,589		$408		$374	$119,094	$60,459	$89,137	$2,577,202

Sudbury [4]	7,503	4,822		1,585		400		828	7,641	1,719	5,616	340,050

Constancia	3,681	3,331		1,589		404		338	5,294	2,823	3,948	109,281

San Dimas	11,318	11,358		1,589		606		315	18,049	7,587	11,166	190,787

Stillwater	2,955	3,510		1,589		284		449	5,578	3,006	4,582	228,418

Other [5]	6,675	2,440		1,585		420		305	3,866	2,096	2,840	12,424

	94,707	100,405		$1,589		$426		$389	$159,522	$77,690	$117,289	$3,458,162

Silver

Peñasquito	2,658	2,310		$17.41		$4.26		$3.24	$40,223	$22,893	$30,383	$367,212

Antamina	1,311	1,244		17.41		3.43		8.74	21,661	6,524	17,397	657,937

Constancia	461	350		17.41		5.96		7.63	6,088	1,337	4,004	225,520

Other [6]	2,274	1,024		15.57		5.83		2.56	15,945	7,345	14,126	485,068

	6,704	4,928		$17.03		$4.50		$4.80	$83,917	$38,099	$65,910	$1,735,737

Palladium

Stillwater	5,312	4,938		$2,298		$402		$428	$11,350	$7,251	$9,364	$247,856

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$254,789	$123,040	$192,563	$5,669,265

Other

General and administrative										$(13,181)	$(10,732)

Finance costs										(7,118)	(8,110)

Other										597	3,778

Income tax										(8,442)	89

Total other										$(28,144)	$(14,975)	$407,676

										$94,896	$177,588	$6,076,941

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 and Minto gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended March 31, 2020 were as follows:

Three Months Ended March 31, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	182,241	166,121	$1,534	$403	$1,131	$390	$741
Silver equivalent basis [5]	15,187	13,843	$18.41	$4.83	$13.58	$4.68	$8.90

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 29 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [15]

Three Months Ended March 31, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	60,846	84,160		$1,308		$404		$383	$110,070	$43,822	$76,070	$2,673,812

Sudbury [4]	11,374	4,061		1,297		400		819	5,267	315	3,642	363,136

Constancia	4,826	5,512		1,311		400		361	7,227	3,031	5,135	115,556

San Dimas	10,290	11,510		1,314		600		310	15,130	4,661	8,224	204,632

Stillwater	3,137	2,856		1,303		234		519	3,721	1,570	3,052	234,946

Other [5]	4,445	6,921		1,298		372		241	8,984	4,739	6,733	19,691

	94,918	115,020		$1,308		$417		$385	$150,399	$58,138	$102,856	$3,611,773

Silver

Peñasquito	1,594	1,164		$15.72		$4.21		$3.06	$18,301	$9,835	$13,401	$385,156

Antamina	1,176	1,255		15.63		3.10		8.73	19,614	4,770	15,580	699,120

Constancia	635	735		15.48		5.90		7.50	11,372	1,528	7,684	240,721

Other [6]	2,251	1,140		15.68		5.96		1.43	17,875	9,450	10,805	501,012

	5,656	4,294		$15.64		$4.64		$5.05	$67,162	$25,583	$47,470	$1,826,009

Palladium

Stillwater	4,729	5,189		$1,443		$254		$470	$7,488	$3,733	$6,171	$257,250

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$225,049	$87,454	$156,497	$6,088,454

Other

General and administrative										$(16,535)	$(24,700)

Finance costs										(13,946)	(11,246)

Other										266	1,205

Income tax										110	(3,562)

Total other										$(30,105)	$(38,303)	$390,246

										$57,349	$118,194	$6,478,700

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo and 777 silver interests as well as the non-operating Minto, Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

On a GEO and SEO basis, results for the Company for the three months ended March 31, 2019 were as follows:

Three Months Ended March 31, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [5]	169,098	173,464	$1,297	$399	$898	$394	$504
Silver equivalent basis [5]	14,091	14,455	$15.57	$4.79	$10.78	$4.73	$6.05

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 29 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,500 per ounce gold; $18.00 per ounce silver; and $2,000 per ounce palladium, consistent with those used in estimating the Company’s previously issued production guidance for 2020.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [16]

Gold Production

For the three months ended March 31, 2020, attributable gold production was 94,700 ounces relative to 94,900 ounces for the comparable period in 2019, with the 200 ounce decrease being primarily attributable to the following factors:

•	3,900 ounce (34%) decrease related to the gold stream relative to the Sudbury mines which was primarily due to the mining of lower grade material; partially offset by

•	2,200 ounce (50%) increase related to gold production from the Other mines which was primarily due to the resumption of production at the Minto mine during October 2019; and

•	1,700 ounce (3%) increase related to the gold stream relative to the Salobo mine which was primarily due to higher grades and recovery, partially offset by lower throughput.

Silver Production

For the three months ended March 31, 2020, attributable silver production was 6.7 million ounces relative to 5.7 million ounces for the comparable period in 2019, with the 1.0 million ounce increase being primarily due to the following:

•

1,064,000 ounce (67%) increase related to the silver stream relative to the Peñasquito mine, primarily the result of a significant increase in grades and recovery, partially offset by lower tonnage; and

•	135,000 ounce (11%) increase related to the silver stream relative to the Antamina mine, which was due to higher grades and throughput, partially offset by lower recoveries; partially offset by

•

174,000 ounce (27%) decrease related to silver production relative to the Constancia mine, primarily the result of lower throughput and grades, with throughput being affected by the temporary shut down, which was announced by Hudbay on March 20, 2020, as more fully explained on page 7 of this MD&A.

Palladium Production

For the three months ended March 31, 2020, attributable palladium production was 5,300 ounces relative to 4,700 ounces for the comparable period in 2019, with the 600 ounce (12%) increase reflective of the continued ramping up of the Blitz mine and the “Fill-The-Mill” campaign relative to the East Boulder mine.

Net Earnings

For the three months ended March 31, 2020, net earnings was $95 million relative to $57 million for the comparable period in 2019, with the $38 million increase being primarily attributable to the following factors:

Net earnings for the three months ended March 31, 2019	$57,349
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(598)
Payable silver production	15,632
Payable palladium production	406
Changes in PBND	(24,998)
Prices realized per ounce sold	39,298
Total increase to revenue	$29,740
Variance in cost of sales due to:
Sales volume	$5,766
Sales mix differences	2,135
Cash cost per ounce	(2,396)
Depletion per ounce	341
Total decrease to cost of sales	$5,846
Total increase to gross margin	$35,586
Other variances
General and administrative expenses (see page 18)	3,354
Other income / expense (see page 18)	331
Finance costs (see page 18)	6,828
Income taxes (see page 19)	(8,552)
Total increase in net earnings	$37,547
Net earnings for the three months ended March 31, 2020	$94,896

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [17]

General and Administrative

	Three Months Ended March 31
(in thousands)	2020	2019
Salaries and benefits
Salaries and benefits, excluding PSUs	$4,135	$3,898
PSUs	3,277	7,124
Total salaries and benefits	$7,412	$11,022
Depreciation	511	492
Donations	341	476
Professional fees	403	363
Other	3,011	2,825

General and administrative before equity settled stock based compensation	$11,678	$15,178
Equity settled stock based compensation (a non-cash expense)	1,503	1,357
Total general and administrative	$13,181	$16,535

For the three months ended March 31, 2020, general and administrative expenses decreased by $3 million relative to the comparable period in the previous year with the decrease being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”), as the figures for 2019 included a large adjustment resulting from the Company’s share performance following the announcement of the settlement with the Canada Revenue Agency (“CRA”) in December 2018.

Other (Income) Expense

	Three Months Ended March 31
(in thousands)	2020	2019
Interest income	$(117)	$(226)
Dividend income	-	(16)
Share of losses of associate	41	62
Impairment loss - investment in associate	362	-
Foreign exchange (gain) loss	(1,483)	674
(Gain) loss on fair value adjustment of share purchase warrants held	71	-
(Gain) loss on fair value adjustment of convertible notes receivable	790	(871)
Other	(261)	111
Total other (income) expense	$(597)	$(266)

Finance Costs

	Three Months Ended March 31
(in thousands)	2020	2019
Average principal outstanding during period	$784,472	$1,225,189
Average effective interest rate during period	3.03%	4.28%
Total interest costs incurred during period	$5,945	$13,121
Costs related to undrawn credit facilities	1,140	840
Interest expense - lease liabilities	33	31
Letter of guarantee	-	(46)
Total finance costs	$7,118	$13,946

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [18]

Income Tax Expense (Recovery)

	Three Months Ended March 31

(in thousands)	2020	2019
Current income tax expense related to foreign jurisdictions	$49	$20
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$3,225	$3,194
Write down (reversal of write down) or recognition of prior period temporary differences	5,168	(3,324)
Total deferred income tax expense (recovery)	$8,393	$(130)
Income tax expense (recovery) recognized in net earnings	$8,442	$(110)

For the three months ended March 31, 2020, income tax expense increased by $9 million relative to the comparable period in the previous year, with the current period deferred income tax expense being primarily related to the reversal of deferred income tax assets on previously recognized non-capital and capital losses which offset unrealized capital gains relating to the Company’s long-term equity investments. Offsetting the deferred income tax expense in net earnings is a deferred income tax recovery of $10 million that has been recognized directly in OCI relating to the reversal of unrealized gains on the Company’s long-term equity investments.

Liquidity and Capital Resources1

As at March 31, 2020, the Company had cash and cash equivalents of $127 million (December 31, 2019 - $104 million) and debt outstanding under its Revolving Facility of $716 million (December 31, 2019 - $875 million), resulting in a net debt position of $589 million (December 31, 2019 - $771 million).2

A summary of the Company’s cash flow activity is as follows:

Three Months Ended March 31, 2020

Cash Flows From Operating Activities

During the three months ended March 31, 2020, the Company generated operating cash flows of $178 million compared with $118 million during the comparable period of 2019, with the increase being attributable to the following:

Operating cash inflow for the three months ended March 31, 2019	$118,194
Variance attributable to revenue (see page 17):	$29,740
Decrease in ARá relative to sales	4,026
Total increase to cash inflows attributable to sales	$33,766
Variance attributable to cost of sales, excluding depletion:
Sales volume	$3,221
Sales mix differences	1,481
Cost per ounce	(2,395)
Decrease in APá relative to cost of sales	(7)
Total decrease to cash outflows attributable to cost of sales	$2,300
Total increase to net cash inflows attributable to gross margin	$36,066
Other variances:
General and administrative	13,968
Finance costs	3,136
Income taxes	3,651
Other	2,573
Total increase to net cash inflows	$59,394
Operating cash inflow for the three months ended March 31, 2020	$177,588

a)	AR = accounts receivable; AP = accounts payable.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]	As explained in non-IFRS measure (v) on page 29 of this MD&A, net debt equals bank debt less cash and cash equivalents.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [19]

Cash Flows From Operating Activities

The PMPAs which have been temporarily placed into care and maintenance as a result of the COVID-19 pandemic accounted for 38% and 43% of the operating cash flows during the three months ended March 31, 2020 and 2019, respectively. The timing of when these mines will resume operations is currently unknown.

General and Administrative Variance

The decrease to cash outflows relative to general and administrative expenses during the period was primarily a result of the payment of previously accrued professional fee invoices associated with the settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”) in the amount of $5 million and the payment relative to the Company’s performance share units (“PSUs”) in the amount of $9 million during the first quarter ended March 31, 2019, while a PSU payment in 2020 in the amount of $11 million was paid subsequent to Q1.

Finance Costs Variance

As more fully detailed on page 18 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to a combination of lower market rates of interest coupled with lower average outstanding principal balance resulting from repayments made during 2019 under the Revolving Facility, partially offset by the timing of when interest payments are due during the period. The Company uses excess cash to pay down the Revolving Facility, and during the first quarter of 2020, the Company repaid $159 million under the Revolving Facility.

Income Taxes Variance

The decrease to cash outflows relative to income taxes was primarily the result of payments relative to the CRA Settlement made during the first quarter ended March 31, 2019.

Cash Flows From Financing Activities

During the three months ended March 31, 2020, the Company had net cash outflows from financing activities of $154 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $159 million, and credit facility extension fees totaling $1 million partially offset by proceeds relative to the exercise of stock options in the amount of $7 million. During the three months ended March 31, 2019, the Company had net cash outflows from financing activities of $67 million which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $81 million, partially offset by proceeds relative to the exercise of stock options in the amount of $15 million.

Cash Flows From Investing Activities

During the three months ended March 31, 2020, the Company had net cash outflows from investing activities of $1 million, primarily the result of a payment to Panoro in connection with the Cotabambas Early Deposit Agreement. During the three months ended March 31, 2019, the Company had net cash outflows from investing activities of $1 million.

Conclusion

In the opinion of management, the $127 million of cash and cash equivalents as at March 31, 2020, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 21 and 22 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [20]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.26		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50	% [3]	100%		0%		0%		$404	[4]	$5.96	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$408		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	varia	ble [6]	0	% [6]	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5	% [7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4	% [9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100	% [11]	0%		0%		n/a		$8.94 ¹²		n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$9.33 ¹³		n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.30		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100	% [14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100	% [16]	100%		0%		0%		variable	[17]	$4.27		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$420	[4]	$6.20	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25	% [20]	100	% [20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100	% [21]	100	% [21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	14-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	The Company is committed to purchase from Glencore an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 20,000 meters of Expansion Drilling in June 2019.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

21)

Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production to be purchased will decrease to 66.67% of gold and silver production for the life of mine.

22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [21]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$715,500	$-	$715,500	$-	$715,500
Interest [2]	9,282	29,912	14,582	-	53,776	-	53,776
Payments for mineral stream interests [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	750	4,000	-	-	4,750	126,000	130,750
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [5]	405	-	-	-	405	-	405
Leases liabilities	617	2,531	1,076	-	4,224	-	4,224

Total contractual obligations	$11,054	$36,443	$731,158	$-	$778,655	$585,550	$1,364,205

1)	At March 31, 2020, the Company had $716 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2020 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.
5)	Represents the maximum amount available to Kutcho under the Cdn$1.3 million non-revolving credit facility (see the Kutcho section on the following page).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the agreement, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay states that they will be appealing the Court’s decision to the U.S. Ninth Circuit Court of Appeals.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a PEA defining the re-scoping of the Toroparu project, including a revised operating plan. Please see the section entitled Toroparu - Development Update on page 8 of this MD&A for more information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [22]

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $9 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million), of which $0.5 million (Cdn$0.7 million) has been drawn as at March 31, 2020. The credit facility, which matures on December 31, 2020, carries interest at 15% per annum, compounded monthly.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments 1

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $7 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward- Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [23]

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On February 11, 2020, the parties to the Second Amended Complaint filed a stipulation of settlement with the court that, if finally approved by the court, will settle the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes. For transfer pricing purposes, Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the three months ended March 31, 2020, the Company received cash proceeds of $7 million from the exercise of 374,235 share purchase options at a weighted average exercise price of Cdn$24.83 per option. During the three months ended March 31, 2019, a total of 752,170 share purchase options were exercised at a weighted average exercise price of Cdn$26.55 per option, resulting in total cash proceeds to the Company of $15 million.

During the three months ended March 31, 2020, the Company released 124,910 RSUs, as compared to 130,730 RSUs during the comparable period of the previous year.

As of May 6, 2020, there were 448,351,810 outstanding common shares, 2,468,925 share purchase options, 373,143 restricted share units and 10,000,000 share purchase warrants.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [24]

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an ATM equity offering sales agreement dated April 16, 2020 entered into among the Company, BofA Merrill Lynch, BMO Capital Markets, RBC Dominion Securities Inc., Scotiabank, CIBC Capital Markets, TD Securities, National Bank Financial Markets, Eight Capital, Raymond James Ltd. And Canaccord Genuity (the “Canadian Agents”) and BofA Securities, BMO Capital Markets, RBC Capital Markets, LLC, Scotiabank, MUFG and Mizuho Securities(the “U.S. Agents” and, together with the Canadian Agents, the “Agents”). The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the Agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 8 of this MD&A) in addition to the Kutcho Convertible Note and the Gold X Convertible Note (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at March 31, 2020.

Risks and Uncertainties

The risks and uncertainties affecting the Company have been updated as set forth below. In addition to the risks noted in management’s discussion and analysis for the period ended December 31, 2019:

(i)	The “Impact of Epidemics” risk and uncertainty is moved to after the “Commodity Prices and Commodity Markets” risk and uncertainty and is replaced with the following:

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations, including the novel COVID-19 virus pandemic. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, such as the COVID-19 virus pandemic, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infection disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [25]

under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows.

As at the date of this MD&A, all of the Company’s partners’ operations are currently running with the exception of Voisey’s Bay, the Constancia mine, the Yauliyacu mine, the San Dimas mine, the Los Filos mine, the Peñasquito mine and the Antamina mine. Total gold equivalent production, revenues, gross margin and cash flows represented by each of these mines for the period ended March 31, 2020 and each of the years ended December 31, 2019 and December 31, 2018 are set out on page 7 of this MD&A. In addition, the total proven and probable metal reserves of each of these mines represented approximately 2%, 6%, 2%, 2%, 2%, 8% and 3% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals represented approximately 0%, 4%, 6%, 4%, 5%, 7% and 7% of the Company’s GEO measured and indicated precious metals and inferred precious metals represented approximately 1%, 2%, 13%, 2%, 2%, 5% and 14% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources on page 31 of this MD&A).

We are closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on the Mining Operations and our own operations. However, this pandemic is evolving rapidly and its effects on the Mining Operations and our own operations are uncertain. It is possible that in the future operations at other Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on our business, financial condition, results of operations and cash flows. In addition, the impact of the COVID-19 virus pandemic on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on our business, financial condition, results of operations and cash flows

There can be no assurance that our partners’ operations that are operational as of the date of this MD&A will continue to remain operational for the duration of the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.

(ii)	The following risk and uncertainty “COVID-19 virus pandemic may heighten other risks” is added after the “Impact of Epidemics” risk and uncertainty:

To the extent that the COVID-19 virus pandemic adversely affects the Company’ business and financial results, it may also have the effect of heightening many of the other risks described in this MD&A and in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2019, including, but not limited to, risks relating to the Company such as risks related to commodity prices and commodity markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to our PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

New Accounting Standards Effective in 2020

Amendment to IFRS 3 - Business Combinations

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [26]

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; (iv) cash operating margin; and (v) net debt.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates, and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2020	2019

Net earnings	$94,896	$57,349

Add back (deduct):
Impairment loss	362	-
Share in losses of associate	41	62
(Gain) loss on fair value adjustment of share purchase warrants held	71	-
(Gain) loss on fair value adjustment of convertible notes receivable	790	(871)

Adjusted net earnings	$96,160	$56,540

Divided by:
Basic weighted average number of shares outstanding	447,805	444,389
Diluted weighted average number of shares outstanding	448,891	445,121

Equals:
Adjusted earnings per share - basic	$0.21	$0.13
Adjusted earnings per share - diluted	$0.21	$0.13

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [27]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2020	2019

Cash generated by operating activities	$177,588	$118,194

Divided by:
Basic weighted average number of shares outstanding	447,805	444,389
Diluted weighted average number of shares outstanding	448,891	445,121

Equals:
Operating cash flow per share - basic	$0.40	$0.27
Operating cash flow per share - diluted	$0.40	$0.27

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019

Cost of sales	$131,749	$137,595
Less: depletion	(64,841)	(68,381)

Cash cost of sales	$66,908	$69,214

Cash cost of sales is comprised of:
Total cash cost of gold sold	$42,759	$47,982
Total cash cost of silver sold	22,163	19,915
Total cash cost of palladium sold	1,986	1,317

Total cash cost of sales	$66,908	$69,214

Divided by:
Total gold ounces sold	100,405	115,020
Total silver ounces sold	4,928	4,294
Total palladium ounces sold	4,938	5,189

Equals:
Average cash cost of gold (per ounce)	$426	$417
Average cash cost of silver (per ounce)	$4.50	$4.64
Average cash cost of palladium (per ounce)	$402	$254

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [28]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2020	2019
Total sales:
Gold	$159,522	$150,399
Silver	$83,917	$67,162
Palladium	$11,350	$7,488
Divided by:
Total gold ounces sold	100,405	115,020
Total silver ounces sold	4,928	4,294
Total palladium ounces sold	4,938	5,189
Equals:
Average realized price of gold (per ounce)	$1,589	$1,308
Average realized price of silver (per ounce)	$17.03	$15.64
Average realized price of palladium (per ounce)	$2,298	$1,443
Less:
Average cash cost of gold [1] (per ounce)	$(426)	$(417)
Average cash cost of silver [1] (per ounce)	$(4.50)	$(4.64)
Average cash cost of palladium [1] (per ounce)	$(402)	$(254)
Equals:
Cash operating margin per gold ounce sold	$1,163	$891
As a percentage of realized price of gold	73%	68%
Cash operating margin per silver ounce sold	$12.53	$11.00
As a percentage of realized price of silver	74%	70%
Cash operating margin per palladium ounce sold	$1,896	$1,189
As a percentage of realized price of palladium	82%	82%

1)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Facility. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2020	2019
Bank debt	$715,500	$874,500
Less: cash and cash equivalents	(126,676)	(103,986)

Net debt	$588,824	$770,514

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [29]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 6, 2020, the Board of Directors declared a dividend in the amount of $0.10 per common share, with this dividend being payable to shareholders of record on May 22, 2020 and is expected to be distributed on or about June 4, 2020. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of March 31, 2020.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of March 31, 2020.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2020 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Note that as a result of certain operating restrictions resulting from the COVID-19 pandemic, all employees of the Company are required to work remotely. Management has reviewed its key controls to ensure that they continued to operate effectively.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [30]

conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2019, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,25)

As of December 31, 2019 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	237.1	0.30	2.30	624.3	0.32	6.42	861.3	0.32	8.73	68%
Sudbury (70%) (11)	12.8	0.52	0.21	20.3	0.44	0.29	33.0	0.47	0.50	77%
Constancia (50%)	220.6	0.06	0.42	42.5	0.07	0.09	263.1	0.06	0.52	61%
Stillwater (12,13)	6.4	0.46	0.10	41.9	0.47	0.63	48.3	0.47	0.73	69%
San Dimas (25%) (14)	0.5	4.38	0.07	0.8	3.12	0.08	1.3	3.59	0.15	95%
777 (50%)	1.1	2.01	0.07	0.2	1.75	0.01	1.3	1.96	0.08	59%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	77%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%
Total Gold			3.31			8.06			11.37
Silver
Peñasquito (25%) (10)	27.4	38.1	33.6	83.0	31.6	84.2	110.4	33.2	117.8	85%
Antamina (33.75%) (11,19)
Copper	50.0	6.0	9.6	36.1	8.1	9.4	86.1	6.9	19.1	71%
Copper-Zinc	25.7	14.0	11.5	33.1	13.1	13.9	58.7	13.5	25.5	71%
Constancia	441.2	2.9	40.9	85.0	3.8	10.3	526.2	3.0	51.2	70%
Neves-Corvo
Copper	4.6	36.0	5.3	23.3	32.0	24.0	27.9	32.7	29.3	24%
Zinc	4.2	75.0	10.1	25.5	62.0	50.8	29.7	63.8	60.9	30%
Zinkgruvan
Zinc	4.9	84.0	13.3	5.9	81.0	15.4	10.8	82.4	28.6	83%
Copper	2.5	32.0	2.6	0.2	40.0	0.3	2.7	32.6	2.9	70%
Yauliyacu (20)	1.7	109.0	6.0	7.4	120.0	28.5	9.1	117.9	34.5	83%
San Dimas (25%) (14)	0.5	312.5	4.8	0.8	327.2	8.4	1.3	321.7	13.2	94%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Aljustrel (23)	8.7	54.1	15.2	6.7	51.7	11.2	15.5	53.1	26.4	110%
Stratoni	-	-	-	0.8	154.0	3.8	0.8	154.0	3.8	80%
777	2.1	27.0	1.8	0.5	26.0	0.4	2.6	26.8	2.2	48%
Minto	0.4	3.4	0.05	2.0	6.0	0.4	2.4	5.6	0.4	78%
Keno Hill (25%)
Underground	-	-	-	0.3	804.5	7.6	0.3	804.5	7.6	96%
Rosemont (21)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%
Total Silver			224.8			318.0			542.8
Palladium
Stillwater (4.5%) (12,13)	0.2	13.4	0.09	1.3	13.5	0.57	1.5	13.5	0.66	92%
Total Palladium			0.09			0.57			0.66
Cobalt
Voisey’s Bay (42.4%) (11,22)	4.8	0.14	14.6	6.6	0.13	18.1	11.4	0.13	32.7	84%
Total Cobalt			14.6			18.1			32.7

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [31]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,25)

As of December 31, 2019 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	0.9	0.42	0.01	144.2	0.31	1.44	145.1	0.31	1.45
Sudbury (70%) (11)	0.8	0.90	0.02	8.5	0.51	0.14	9.3	0.54	0.16
Constancia (50%)	67.1	0.05	0.10	80.2	0.04	0.11	147.2	0.04	0.21
777 (50%)	0.2	1.97	0.01	0.1	1.57	0.00	0.3	1.86	0.02
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,24)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	6.7	0.62	0.13	6.7	0.62	0.13
Total Gold			0.22			2.46			2.68
Silver
Peñasquito (25%) (10)	9.3	26.7	8.0	76.0	24.6	60.0	85.3	24.8	68.0
Antamina (33.75%) (11,19)
Copper	30.7	7.0	6.9	105.3	8.0	27.1	136.0	7.8	34.0
Copper-Zinc	9.8	21.0	6.6	44.9	18.0	26.0	54.7	18.5	32.6
Constancia	134.1	2.0	8.8	160.3	2.0	10.3	294.4	2.0	19.1
Neves-Corvo
Copper	5.5	49.0	8.6	29.5	50.1	47.5	35.0	49.9	56.2
Zinc	6.9	63.4	14.2	36.1	56.6	65.7	43.1	57.7	79.8
Zinkgruvan
Zinc	2.7	65.4	5.7	8.1	70.9	18.4	10.8	69.5	24.1
Copper	2.0	34.8	2.2	0.3	35.7	0.3	2.2	34.9	2.5
Yauliyacu (20)	5.3	115.0	19.5	8.6	132.0	36.7	13.9	125.6	56.2
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Aljustrel (23)	7.0	55.8	12.6	10.0	52.1	16.7	17.0	53.6	29.3
Stratoni	-	-	-	0.1	186.0	0.8	0.1	186.0	0.8
777	0.4	25.4	0.3	0.1	26.4	0.1	0.5	25.7	0.4
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Rosemont (21)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,24)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	6.7	27.3	5.9	6.7	27.3	5.9
Total Silver			143.5			593.1			736.6
Cobalt
Voisey’s Bay (42.4%) (11,22)	-	-	-	1.4	0.05	1.6	1.4	0.05	1.6
Total Cobalt			-			1.6			1.6

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [32]

Attributable Inferred Resources (1,2,3,4,5,9,25)

As of December 31, 2019 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (75%) (10)	132.1	0.29	1.22
Sudbury (70%) (11)	5.0	0.54	0.09
Constancia (50%)	46.6	0.06	0.09
Stillwater (12,13)	86.1	0.45	1.24
San Dimas (25%) (14)	1.5	3.58	0.17
777 (50%)	0.1	3.11	0.01
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	10.7	0.26	0.09
Metates Royalty (18)	0.3	0.39	0.003
Total Gold			4.16
Silver
Peñasquito (25%) (10)	48.4	26.0	40.4
Antamina (33.75%) (11,19)
Copper	232.7	9.0	67.3
Copper-Zinc	106.3	16.0	54.7
Constancia	93.2	3.4	10.3
Neves-Corvo
Copper	12.9	34.8	14.5
Zinc	3.8	62.0	7.6
Yauliyacu (20)	13.8	251.0	111.4
Zinkgruvan
Zinc	19.8	82.0	52.2
Copper	0.3	31.0	0.3
San Dimas (25%) (14)	1.5	340.9	16.1
Stratoni	1.6	169.0	8.5
777	0.2	40.0	0.3
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	14.0	48.4	21.8
Keno Hill (25%)
Underground	0.4	454.6	6.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	10.7	21.5	7.4
Metates Royalty (18)	0.3	9.5	0.1
Total Silver			491.0
Palladium
Stillwater (4.5%) (12,13)	0.9	12.8	0.35
Total Palladium			0.35
Cobalt
Voisey’s Bay (42.4%) (11,22)	4.0	0.11	9.3
Total Cobalt			9.3

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [33]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2019 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Minto mine are reported as of December 31, 2018.

b.	Mineral Resources for Aljustrel’s Estaçao project are reported as of December 31, 2007.

c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

d.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek projects as of March 29, 2017 and Bermingham projects as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

e.	Mineral Resources for the Kutcho project are reported as of February 22, 2019 and Mineral Reserves are reported as of June 15, 2017.

f.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

g.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

h.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2019.

i.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

j.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

k.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2019.

l.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for the Moinho and Feitais mines.

b.	Antamina mine - $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.

c.	Constancia mine - $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.	Keno Hill project - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

e.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

f.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

g.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

h.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

i.

Neves-Corvo mine – 1.4% copper cut-off for the copper Mineral Reserves and 5.4% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

j.	Peñasquito mine - $1,200 per ounce gold, $16.00 per ounce silver, $0.95 per pound lead and $1.20 per pound zinc.

k.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

m.	San Dimas mine – $1,350 per ounce gold and $17.50 per ounce silver.

n.	Stillwater mines - combined platinum and palladium cut-off of 6.8 g/t.

o.	Stratoni mine – 13.5% zinc equivalent cut-off assuming $11.42 per ounce silver, $0.91 per pound lead and $1.09 per pound zinc.

p.	Sudbury mines - $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.	Voisey’s Bay mines:

i.	Ovoid and SE Extension Mineral Reserves – Cdn $20.56 per tonne assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.
ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.
iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.14 per pound cobalt.

s.	Yauliyacu mine - $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.

t.	Zinkgruvan mine – 5.4% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [34]

assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

u.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.75% zinc cut-off for Feitais and Moinho mines and 4.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.23 per pound zinc, $10.00 per pound molybdenum and $19.95 per ounce silver.

c.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.2% copper equivalent cut-off assuming $3.00 per pound copper, $1.25 per pound zinc, $1,350 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.15 per pound lead and $1.45 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

p.	San Dimas mine – $1,450 per ounce gold and $18.50 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – Geologically constrained to massive sulfide contacts.

s.	Sudbury mines - $1,290 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,100 per ounce platinum, $1,000 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

ii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $19.95 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 4.5% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,392 per ounce gold, $16.33 per ounce silver, $2.92 per pound copper and $1.11 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Peñasquito – Newmont’s December 31, 2019 Resources and Reserves report
(https://s2.q4cdn.com/575378270/files/doc_news/2020/updated/Newmont-Reports-2019-Reserves-and-Resources_Final.pdf)	and

b.	Salobo – The Company has filed a technical report for the Salobo Mine, which is available on SEDAR at www.sedar.com

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interest and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

12.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

13.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [35]

mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Company’s agreement with Gold X Mining Corp is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

18.	On August 7, 2019, Chesapeake Gold Corp (Chesapeake) exercised their option to re-acquire two-thirds of the Royalty (1%), reducing the Company’s net smelter return royalty to 0.5%.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

22.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

24.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [36]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the ATM Program;
•	the future price of commodities;
•	the impact of epidemics (including the COVID-19 virus pandemic);
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;
•	possible audits for taxation years subsequent to 2015;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks association with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [37]

obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•	credit and liquidity risks;
•	mine operator concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations, climate change and epidemics;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•

that the sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Company’s Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [38]

•	that there will be no material adverse change in the market price of commodities;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed by Wheaton since January 1, 2020, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [39]

of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [40]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2020	2019
Sales	6	$254,789	$225,049
Cost of sales
Cost of sales, excluding depletion		$66,908	$69,214
Depletion	10	64,841	68,381
Total cost of sales		$131,749	$137,595
Gross margin		$123,040	$87,454
General and administrative expenses	7	13,181	16,535
Earnings from operations		$109,859	$70,919
Other (income) expense	8	(597)	(266)
Earnings before finance costs and income taxes		$110,456	$71,185
Finance costs	17.4	7,118	13,946
Earnings before income taxes		$103,338	$57,239
Income tax (expense) recovery	23	(8,442)	110
Net earnings		$94,896	$57,349
Basic earnings per share		$0.21	$0.13
Diluted earnings per share		$0.21	$0.13
Weighted average number of shares outstanding
Basic	21	447,805	444,389
Diluted	21	448,891	445,121

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [41]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2020	2019

Net earnings		$94,896	$57,349
Other comprehensive income
Items that will not be reclassified to net earnings
(Loss) gain on LTIs¹	15	$(154,143)	$20,647
Income tax recovery (expense) related to LTIs¹	23	9,853	(45)

Total other comprehensive (loss) income		$(144,290)	$20,602

Total comprehensive (loss) income		$(49,394)	$77,951

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [42]

Condensed Interim Consolidated Balance Sheets

	Note	As at March 31	As at December 31
(US dollars in thousands - unaudited)		2020	2019

Assets
Current assets
Cash and cash equivalents		$126,676	$103,986
Accounts receivable	9	2,384	7,138
Current taxes receivable		-	124
Other	24	43,876	43,504

Total current assets		$172,936	$154,752

Non-current assets
Mineral stream interests	10	$5,669,265	$5,734,106
Early deposit mineral stream interests	11	32,491	31,741
Mineral royalty interest	12	3,036	3,036
Long-term equity investments	15	157,067	309,757
Investment in associates	13	479	882
Convertible notes receivable	14	21,066	21,856
Property, plant and equipment	16	6,939	7,311
Other	25	13,662	14,566

Total non-current assets		$5,904,005	$6,123,255

Total assets		$6,076,941	$6,278,007

Liabilities
Current liabilities

Accounts payable and accrued liabilities		$10,964	$11,794
Dividends payable	18.2	44,815	-
Current taxes payable	23	17	-
Current portion of performance share units	20.1	18,623	10,668
Current portion of lease liabilities	17.3	695	724
Other	26	41,513	41,514

Total current liabilities		$116,627	$64,700

Non-current liabilities
Bank debt	17.1	$715,500	$874,500
Lease liabilities	17.3	3,155	3,528
Deferred income taxes	23	168	148
Performance share units	20.1	2,420	8,401
Pension liability		845	810

Total non-current liabilities		$722,088	$887,387

Total liabilities		$838,715	$952,087

Shareholders’ equity
Issued capital	18	$3,608,501	$3,599,203
Reserves	19	13,627	160,701
Retained earnings		1,616,098	1,566,016

Total shareholders’ equity		$5,238,226	$5,325,920

Total liabilities and shareholders’ equity		$6,076,941	$6,278,007

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [43]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31

(US dollars in thousands - unaudited)	Note	2020	2019

Operating activities
Net earnings		$94,896	$57,349
Adjustments for
Depreciation and depletion		65,352	68,874
Impairment charges	13	362	-
Interest expense	17.4	5,978	13,152
Equity settled stock based compensation		1,503	1,357
Performance share units	20.1	3,277	(592)
Pension expense		35	-
Income tax expense (recovery)	23	8,442	(110)
Loss on fair value adjustment of share purchase warrants held	8, 15	71	-
Share in losses of associate	13	41	62
Fair value (gain) loss on convertible note receivable	14	790	(871)
Investment income recognized in net earnings		(117)	(242)
Other		(720)	428
Change in non-cash working capital	22	4,620	(7,170)

Cash generated from operations before income taxes and interest		$184,530	$132,237
Income taxes recovered (paid)		89	(3,562)
Interest paid		(7,148)	(10,707)
Interest received		117	226

Cash generated from operating activities		$177,588	$118,194

Financing activities
Bank debt repaid	17.1	$(159,000)	$(80,500)
Credit facility extension fees	17.1	(1,360)	(1,100)
Share purchase options exercised	19.2	6,922	14,891
Lease payments	17.3	(167)	(170)

Cash (used for) generated from financing activities		$(153,605)	$(66,879)

Investing activities
Mineral stream interests	10	$-	$(174)
Early deposit mineral stream interests	11	(750)	-
Dividend income received		-	16
Other		(257)	(1,154)

Cash generated from (used for) investing activities		$(1,007)	$(1,312)

Effect of exchange rate changes on cash and cash equivalents		$(286)	$11

Increase in cash and cash equivalents		$22,690	$50,014
Cash and cash equivalents, beginning of period		103,986	75,767

Cash and cash equivalents, end of period		$126,676	$125,781

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2019	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$57,349	$57,349
OCI [1]		-	-	-	-	20,602	20,602	—	20,602

Total comprehensive income		$-	$-	$-	$-	$20,602	$20,602	$57,349	$77,951

Income tax recovery (expense)		$(93)	$-	$-	$-	$-	$-	$-	$(93)
SBC [1] expense		-	-	568	789	-	1,357	-	1,357
Options [1] exercised	752	18,763	-	(3,872)	-	-	(3,872)	-	14,891
RSUs [1] released	131	2,726	-	-	(2,726)	-	(2,726)	-	-
Dividends (Note 18.2)		-	-	-	-	-	-	(40,074)	(40,074)

At March 31, 2019	445,219	$3,537,833	$83,077	$27,698	$4,033	$(91,554)	$23,254	$1,664,861	$5,225,948
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$28,789	$28,789
OCI [1]		-	-	-	-	131,711	131,711	-	131,711

Total comprehensive income		$-	$-	$-	$-	$131,711	$131,711	$28,789	$160,500

Income tax recovery (expense)		$469	$-	$-	$-	$-	$-	$-	$469
SBC [1] expense		-	-	1,906	2,428	-	4,334	-	4,334
Options [1] exercised	1,288	30,176	-	(5,594)	-	-	(5,594)	-	24,582
RSUs [1] released	3	56	-	-	(56)	-	(56)	-	-
Dividends (Note 18.2)	1,261	30,669	-	-	-	-	-	(120,582)	(89,913)
Realized loss on disposal of LTIs ¹		-	-	-	-	7,052	7,052	(7,052)	-

At December 31, 2019	447,771	$3,599,203	$83,077	$24,010	$6,405	$47,209	$160,701	$1,566,016	$5,325,920

Total comprehensive income (loss)
Net earnings		$-	$-	$-	$-	$-	$-	$94,897	$94,897
OCI [1]		-	-	-	-	(144,290)	(144,290)	-	(144,290)

Total comprehensive income (loss)		$-	$-	$-	$-	$(144,290)	$(144,290)	$94,897	$(49,393)

Income tax recovery (expense)		$(1,480)	$-	$-	$-	$-	$-	$-	$(1,480)
SBC [1] expense		-	-	647	856	-	1,503	-	1,503
Options [1] exercised	375	7,994	-	(1,503)	-	-	(1,503)	-	6,491
RSUs [1] released	125	2,784	-	-	(2,784)	-	(2,784)	-	-
Dividends (Note 18.2)		-	-	-	-	-	-	(44,815)	(44,815)

At March 31, 2020	448,271	$3,608,501	$83,077	$23,154	$4,477	$(97,081)	$13,627	$1,616,098	$5,238,226

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 9 which are at various stages of development and 1 which has been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2020 were authorized for issue as of May 6, 2020 in accordance with a resolution of the Board of Directors.

Business	Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton closed its physical offices in mid-March and successfully transitioned to telecommuting for all of its employees. As Wheaton has always maintained detailed business continuity plans, the transition was seamless with an uninterrupted flow of business.

Partner	Operations

As of May 6, 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. The restrictions on non-essential activities in Mexico and Peru are currently scheduled to be lifted by the end of May (as of May 6, 2020). In 2018 and 2019, these mines accounted for 36% and 39% of the Company’s revenue, and 32% and 37% of the Company’s gross margin. Additionally, operations at the Voisey’s Bay mine, located in Canada, have also been temporarily suspended but are forecast to restart prior to 2021, when the Company is scheduled to begin receiving cobalt. There can be no assurance that the restrictions noted above will be lifted as currently planned nor that our partners’ operations that are currently operational will continue to remain operational for the duration of the COVID-19 virus pandemic.

2.	Basis of Presentation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2019 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2020 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2020

Amendment to IFRS 3 - Business Combinations

The amendments to IFRS 3 clarify the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. The amendments are effective for business combinations and asset acquisitions occurring on or after January 1, 2020. The Company will apply these amendments to future acquisition transactions.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.7 billion at March 31, 2020. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

4.5.	Valuation of Convertible Notes Receivable

As more fully described in Note 14, the Company measures its convertible notes receivables at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible notes receivable.

4.6.	Valuation of Minto Derivative Liability

As more fully described in Note 5.8.3, the Company’s Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 26. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

4.8.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities’ revenues are denominated in US dollars;

•	The entities’ cash cost of sales are denominated in US dollars;

•	The majority of the entities’ cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

4.9.	Significant Influence over Kutcho

Note 13 describes Kutcho as an associate though the Company only owns a 10% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 26 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.11.	Leases

The Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).

The Company is in compliance with the debt covenants at March 31, 2020, as described in Note 17.1.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

		March 31	December 31
(in thousands)	Note	2020	2019

Financial assets
Financial assets mandatorily measured at FVTNE [1]
Cash and cash equivalents		$126,676	$103,986
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	3	4,350
Long-term investments - warrants held	15	94	-
Convertible notes receivable	14	21,066	21,856
Investments in equity instruments designated as at FVTOCI [1]
Long-term investments - common shares held	15	156,973	309,757
Financial assets measured at amortized cost
Non-revolving term loan	24	511	431
Other accounts receivable	9	2,381	2,788
Class action settlement recoverable	24, 26	41,500	41,500

Total financial assets		$349,204	$484,668

Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		10,964	11,794
Bank debt	17	715,500	874,500
Pension liability		845	810
Class action settlement	26	41,500	41,500

Total financial liabilities		$768,809	$928,604
1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at March 31, 2020 is considered to be negligible.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		March 31	December 31
(in thousands)	Note	2020	2019
Cash and cash equivalents		$126,676	$103,986
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	3	4,350
Other accounts receivables	9	2,381	2,788
Non-revolving term loan	24	511	431
Convertible notes receivable	14	21,066	21,856
Class action settlement recoverable	24, 26	41,500	41,500

Maximum exposure to credit risk related to financial assets		$192,137	$174,911

As it relates to the non-revolving term loan and the convertible notes receivable, the Company has a security interest in the applicable mining concessions relative to Kutcho Copper Corp. (“Kutcho”) and Gold X Mining Corp (“Gold X”), respectively, and with some exceptions, all present and after acquired property of Kutcho and Gold X and its applicable subsidiaries.

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at March 31, 2020, the Company had cash and cash equivalents of $127 million (December 31, 2019 - $104 million) and working capital of $56 million (December 31, 2019 - $90 million).

The Company holds equity investments of several companies (Note 15) with a combined market value at March 31, 2020 of $157 million (December 31, 2019 - $310 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at March 31, 2020
(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Total
Non-derivative financial liabilities
Bank debt ¹	$-	$-	$715,500	$-	$715,500
Interest on bank debt ²	9,282	29,912	14,582	-	53,776
Accounts payable and accrued liabilities	10,964	-	-	-	10,964
Performance share units [3]	11,260	9,783	-	-	21,043
Pension liability [4]	845	-	-	-	845
Lease liability	695	2,941	214	-	3,850
Class action settlement [5]	41,500	-	-	-	41,500

Total	$74,546	$42,636	$730,296	$-	$847,478

1)

Assumes the principal balance outstanding at March 31, 2020 does not change until the debt maturity date. On February 27, 2020, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2025.

2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2020 does not change until the debt maturity date.

3)	Assumes a weighted average performance factor of 190% (see Note 20.1).
4)	Any benefits under the SERP will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.
5)

As more fully described in Note 26, the class action settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement. The recoverable amount has been reflected as a component of Other current assets (Note 24).

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	March 31	December 31
(in thousands)	2020	2019

Monetary assets
Cash and cash equivalents	$9,503	$4,148
Accounts receivable	2,035	2,519
Long-term investments - common shares held	156,973	309,757
Long-term investments - warrants held	94	—
Convertible note receivable	10,836	11,837
Non-revolving term loan	511	431
Other long-term assets	3,158	3,450

Total Canadian dollar denominated monetary assets	$183,110	$332,142
Monetary liabilities
Accounts payable and accrued liabilities	$6,336	$6,059
Performance share units	17,045	15,423
Lease liability	2,416	2,748
Pension liability	845	810

Total Canadian dollar denominated monetary liabilities	$26,642	$25,040

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at March 31, 2020
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(50)	$50
Increase (decrease) in other comprehensive income	15,697	(15,697)

Increase (decrease) in total comprehensive income	$15,647	$(15,647)

	As at December 31, 2019
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(265)	$265
Increase (decrease) in other comprehensive income	30,976	(30,976)

Increase (decrease) in total comprehensive income	$30,711	$(30,711)

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three months ended March 31, 2020, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 3.03% (2019 – 4.28%).

During the three months ended March 31, 2020 and March 31, 2019, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $2 million and $3 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three months ended March 31, 2020 and March 31, 2019 would have increased/decreased by approximately $16 million and $19 million, respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		March 31, 2020
(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$126,676	$126,676	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	3	-	3	-
Long-term investments - common shares held	15	156,973	156,973	-	-

Long-term investments - warrants held	15	94	-	94	-
Convertible notes receivable	14	21,066	-	-	21,066

		$304,812	$283,649	$97	$21,066

		December 31, 2019
(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$103,986	$103,986	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	4,350	-	4,350	-
Long-term investments - common shares held	15	309,757	309,757	-	-
Long-term investments - warrants held	15	-	-	-	-
Convertible note receivable	14	21,856	-	-	21,856

		$439,949	$413,743	$4,350	$21,856

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Notes Receivable

The fair value of the convertible notes receivable (Note 14), which are not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

As the expected volatility and market interest rate are not observable inputs, the convertible notes receivable are classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Relative to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 22% and has used an implied volatility of 30% in valuing the convertibility feature.

Relative to the Gold X Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 10% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

	As at March 31, 2020
	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%

Kutcho Convertible Note	$(449)	$470	$2	$-
Gold X Convertible Note	(256)	264	47	(27)

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At March 31, 2020 and December 31, 2019, the Company estimated the fair value of this derivative liability to be $nil.

6.	Revenue

	Three Months Ended March 31

(in thousands)	2020		2019

Sales
Gold
Gold credit sales	$159,522	63%	$146,117	65%
Concentrate sales	-	0%	4,282	2%
	$159,522	63%	$150,399	67%
Silver
Silver credit sales	$69,506	27%	$51,652	23%
Concentrate sales	14,411	6%	15,510	7%
	$83,917	33%	$67,162	30%
Palladium
Palladium credit sales	$11,350	4%	$7,488	3%

Total sales revenue	$254,789	100%	$225,049	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at March 31, 2020 or December 31, 2019. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

7.	General and Administrative

		Three Months Ended March 31

(in thousands)	Note	2020	2019

Salaries and benefits
Salaries and benefits, excluding PSUs		$4,135	$3,898
PSUs [1]	20.1	3,277	7,124
Total salaries and benefits		$7,412	$11,022
Depreciation		511	492
Donations		341	476
Professional fees		403	363
Other		3,011	2,825

General and administrative before equity settled stock based compensation		$11,678	$15,178
Equity settled stock based compensation [2]
Stock options	19.2	$647	$568
RSUs	19.3	856	789

Total equity settled stock based compensation		$1,503	$1,357

Total general and administrative		$13,181	$16,535

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 190% during the three months ended March 31, 2020 as compared to 174% during the comparable period of 2019.

2)	Equity settled stock based compensation is a non-cash expense.

8.	Other (Income) Expense

		Three Months Ended March 31

(in thousands)	Note	2020	2019

Interest income		$(117)	$(226)
Dividends received	15	-	(16)
Share of losses of associate	13	41	62
Impairment loss - investment in associate	13	362	-
Foreign exchange (gain) loss		(1,483)	674
Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹
(Gain) loss on fair value adjustment of share purchase warrants held	15	71	-
(Gain) loss on fair value adjustment of convertible notes receivable	14	790	(871)
Other		(261)	111

Total other (income) expense		$ (597)	$(266)
1)	FVTPL refers to Fair Value Through Profit or Loss.

9.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2020	2019

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$3	$4,350
Other accounts receivable		2,381	2,788

Total accounts receivable		$2,384	$7,138

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

10.	Mineral Stream Interests

	Three Months Ended March 31, 2020

	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Mar 31, 2020
(in thousands)	Balance Jan 1, 2020	Additions	Balance Mar 31, 2020	Balance Jan 1, 2020	Depletion	Balance Mar 31, 2020

Gold interests
Salobo	$3,059,876	$-	$3,059,876	$(454,619)	$(28,055)	$(482,674)	$2,577,202
Sudbury [2]	623,864	-	623,864	(279,821)	(3,993)	(283,814)	340,050
Constancia	136,058	-	136,058	(25,652)	(1,125)	(26,777)	109,281
San Dimas	220,429	-	220,429	(26,062)	(3,580)	(29,642)	190,787
Stillwater [3]	239,352	-	239,352	(9,358)	(1,576)	(10,934)	228,418
Other [4]	402,232	-	402,232	(389,064)	(744)	(389,808)	12,424
	$4,681,811	$-	$4,681,811	$(1,184,576)	$(39,073)	$(1,223,649)	$3,458,162

Silver interests
Peñasquito	$524,626	-	524,626	$(149,924)	$(7,490)	$(157,414)	$367,212
Antamina	900,343	-	900,343	(231,533)	(10,873)	(242,406)	657,937
Constancia	302,948	-	302,948	(74,761)	(2,667)	(77,428)	225,520
Other [5]	1,283,054	-	1,283,054	(795,361)	(2,625)	(797,986)	485,068
	$3,010,971	$-	$3,010,971	$(1,251,579)	$(23,655)	$(1,275,234)	$1,735,737

Palladium interests
Stillwater [3]	$263,721	$-	$263,721	$(13,752)	$(2,113)	$(15,865)	$247,856

Cobalt interests
Voisey’s Bay	$393,422	$-	$393,422	$(165,912)	$-	$(165,912)	$227,510

	$8,349,925	$-	$8,349,925	$(2,615,819)	$(64,841)	$(2,680,660)	$5,669,265

1)

Includes cumulative impairment charges to March 31, 2020 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

	Year Ended December 31, 2019

	Cost			Accumulated Depletion & Impairment [1]
(in thousands)	Balance Jan 1, 2019	Additions (Reductions)	Balance Dec 31, 2019	Balance Jan 1, 2019	Depletion	Impairment	Balance Dec 31, 2019	Carrying Amount Dec 31, 2019

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(353,816)	$(100,803)	$-	$(454,619)	$2,605,257

Sudbury [2]	623,864	-	623,864	(257,401)	(22,420)	-	(279,821)	344,043

Constancia	136,058	-	136,058	(18,511)	(7,141)	-	(25,652)	110,406

San Dimas	220,429	-	220,429	(12,234)	(13,828)	-	(26,062)	194,367

Stillwater [3]	239,357	(5)	239,352	(2,925)	(6,433)	-	(9,358)	229,994

Other [4]	402,232	-	402,232	(380,873)	(8,191)	-	(389,064)	13,168
	$4,681,816	$(5)	$4,681,811	$(1,025,760)	$(158,816)	$-	$(1,184,576)	$3,497,235

Silver interests

Peñasquito	$524,626	$-	$524,626	$(135,904)	$(14,020)	$-	$(149,924)	$374,702

Antamina	900,343	-	900,343	(190,266)	(41,267)	-	(231,533)	668,810

Constancia	302,948	-	302,948	(56,717)	(18,044)	-	(74,761)	228,187

Other [5]	1,283,039	15	1,283,054	(780,401)	(14,960)	-	(795,361)	487,693
	$3,010,956	$15	$3,010,971	$(1,163,288)	$(88,291)	$-	$(1,251,579)	$1,759,392

Palladium interests Stillwater [3]	$263,726	$(5)	$263,721	$(4,033)	$(9,719)	$-	$(13,752)	$249,969

Cobalt interests Voisey’s Bay	$393,422	$-	$393,422	$-	$-	$(165,912)	$(165,912)	$227,510

	$8,349,920	$5	$8,349,925	$(2,193,081)	$(256,826)	$(165,912)	$(2,615,819)	$5,734,106

1)

Includes cumulative impairment charges to December 31, 2019 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Comprised of the currently owned Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2020			December 31, 2019

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,153,216	$423,986	$2,577,202	$2,078,666	$526,591	$2,605,257

Sudbury [1]	290,276	49,774	340,050	290,841	53,202	344,043

Constancia	101,251	8,030	109,281	101,263	9,143	110,406

San Dimas	82,101	108,686	190,787	87,593	106,774	194,367

Stillwater [2]	203,724	24,694	228,418	203,163	26,831	229,994

Other [3]	12,424	-	12,424	13,168	-	13,168
	$2,842,992	$615,170	$3,458,162	$2,774,694	$722,541	$3,497,235

Silver interests

Peñasquito	$274,907	$92,305	$367,212	$287,493	$87,209	$374,702

Antamina	310,862	347,075	657,937	322,148	346,662	668,810

Constancia	210,951	14,569	225,520	212,173	16,014	228,187

Other [4]	108,916	376,152	485,068	83,687	404,006	487,693
	$905,636	$830,101	$1,735,737	$905,501	$853,891	$1,759,392

Palladium interests Stillwater [3]	$238,214	$9,642	$247,856	$238,485	$11,484	$249,969

Cobalt interests Voisey’s Bay	$-	$227,510	$227,510	$-	$227,510	$227,510

	$3,986,842	$1,682,423	$5,669,265	$3,918,680	$1,815,426	$5,734,106

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

11.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 26 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	9,250	130,750	140,000	25	% ³	100	% ³	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100	% [4]	100	% [4]	Life of Mine
			$31,750	$326,750	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 26 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

12.	Mineral Royalty Interest

The Company has a 0.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

13.	Investment in Associate

Kutcho

The Company owns 7,153,846 common shares and warrants to acquire an additional 4,076,923 common shares of Kutcho. Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note”).

As at January 31, 2020, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such, the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, Wheaton has reported its share of Kutcho’s loss relative to Kutcho’s third quarter ended January 31, 2020, which represents the last period publicly reported by Kutcho as at the date these financial statements were approved for issue.

Kutcho’s principal address is 1030 West Georgia Street, Suite 717, Vancouver, British Columbia, Canada, V6E 2Y3.

Indicator of Impairment

Since the original investments in Kutcho, the value of Kutcho’s shares have had a significant decline in value. This decline in value was determined to be an indicator of impairment relative to the Company’s investment in Kutcho.

During the three months ended March 31, 2020, the Company recorded an impairment charge of $0.4 million, reducing the carrying amount to the recoverable amount of $0.5 million. The recoverable amount, which represents Kutcho’s fair value less cost of disposal (“FVLCD”), was calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company, and as such is classified within Level 1 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

A continuity schedule of the Kutcho Investment in Associate from January 1, 2019 to March 31, 2020 is presented below:

(in thousands)	Investment in Associate

At January 1, 2019	$2,562
Share of losses	(62)

At March 31, 2019	$2,500
Amount invested	133
Share of losses	(102)
Impairment charge	(1,649)

At December 31, 2019	$882
Share of losses	(41)
Impairment charge	(362)

At March 31, 2020	$479

14.	Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first four interest payments for a period not to exceed 4 years from December 31, 2019. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note 11), the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note, which has a three-year term to maturity, carries interest at 10% per annum, compounded semi-annually and payable annually. Gold X has the option to defer the interest payments until December 4, 2022, being the maturity date. Wheaton can, at its option, convert the deferred interest into common shares of Gold X.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Gold X Convertible Note, converted into Canadian dollars using the exchange rate published by the Bank of Canada on the business day prior to the conversion, into common shares of Gold X at Cdn$3.20 per share.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note and Gold X Convertible Note are revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective notes.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

A continuity schedule of these convertible notes from January 1, 2019 to March 31, 2020 is presented below:

(in thousands)	Kutcho Convertible Note	Gold X Convertible Note	Total

At January 1, 2019	$12,899	$-	$12,899
Fair value gain (loss) reflected in net earnings	871	-	871

At March 31, 2019	$13,770	$-	$13,770
Amount advanced	-	10,000	10,000
Fair value gain (loss) reflected in net earnings	(1,933)	19	(1,914)

At December 31, 2019	$11,837	$10,019	$21,856
Fair value gain (loss) reflected in net earnings	(1,000)	210	(790)

At March 31, 2020	$10,837	$10,229	$21,066

15.	Long-Term Equity Investments

Common Shares Held

(in thousands, except shares owned)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Mar 31, 2020	Unrealized Losses in OCI for the Three Months Ended Mar 31, 2020	Fair Value at Dec 31, 2019

Bear Creek	13,264,305	11.92%	$11,033	$(16,950)	$27,983
Sabina	11,700,000	3.95%	9,649	(7,647)	17,296
First Majestic	20,239,590	9.65%	125,283	(122,854)	248,137
Other			11,008	(6,692)	16,341

Total			$156,973	$(154,143)	$309,757

(in thousands)	Fair Value at Mar 31, 2019	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2019

Bear Creek	$14,294	$4,182
Sabina	10,988	439
First Majestic	137,618	14,431
Other	22,500	1,595

Total	$185,400	$20,647

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

Warrants Held

(in thousands)	Fair Value at Mar 31, 2020	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2020	Fair Value at Dec 31, 2019
Warrants held - Caldas Gold Corp.	$94	$(71)	$-

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Equity Investments

During December 2019, the Company acquired 1 million subscription rights relative to Caldas Finance Corp. (“Caldas Finance”) for $1.5 million (Cdn$2 million). On February 28, 2020, upon the successful transfer of the Marmato project assets located in Colombia by Gran Colombia Gold Corp. to Caldas Finance and the completion of a reverse takeover transaction between Caldas Finance and Bluenose Gold Corp. to form a new public company, Caldas Gold Corp., the subscription receipts were automatically converted into common shares and warrants of Caldas Gold Corp. The value of these shares and warrants have been reflected as a component of Other long-term equity investments.

16.	Property, Plant and Equipment

	March 31, 2020
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2020	$4,380	$4,738	$3,836	$12,954
Additions	1	-	44	45
Disposals	-	-	(3)	(3)

Balance - March 31, 2020	$4,381	$4,738	$3,877	$12,996
Accumulated Depreciation
Balance - January 1, 2020	$(2,518)	$(704)	$(2,421)	$(5,643)
Disposals	-	-	3	3
Depreciation	(124)	(188)	(105)	(417)

Balance - March 31, 2020	$(2,642)	$(892)	$(2,523)	$(6,057)

Net book value - March 31, 2020	$1,739	$3,846	$1,354	$6,939

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

	December 31, 2019
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2019	$4,378	$-	$3,318	$7,696
Additions upon adoption of IFRS 16	-	4,679	-	4,679
Additions	9	59	547	615
Disposals	(7)	-	(29)	(36)

Balance - December 31, 2019	$4,380	$4,738	$3,836	$12,954
Accumulated Depreciation
Balance - January 1, 2019	$(2,024)	$-	$(2,046)	$(4,070)
Disposals	7	-	29	36
Depreciation	(501)	(704)	(404)	(1,609)

Balance - December 31, 2019	$(2,518)	$(704)	$(2,421)	$(5,643)

Net book value - December 31, 2019	$1,862	$4,034	$1,415	$7,311

17.	Credit Facilities

17.1.	Bank Debt

	March 31	December 31
(in thousands)	2020	2019
Current portion	$-	$-
Long-term portion	715,500	874,500

Gross bank debt outstanding [1]	$715,500	$874,500

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 25).

On February 27, 2020, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2025. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at March 31, 2020.

Effective February 27, 2020, at the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.20% to 0.41% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

17.2.	Letters of Guarantee

On March 15, 2016, the Company entered into a letter of guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. On March 15, 2017 and 2018, additional letters of guarantee in the amount of Cdn$11 million and Cdn$10 million, respectively, were delivered to the Canada Revenue Agency (“CRA”) as security for additional estimated interest for the respective following year.

The letters of guarantee, which carried an annual fee of 100 basis points, were cancelled effective December 18, 2018.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

17.3.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	March 31	December 31
(in thousands)	2020	2019
Current portion	$695	$724
Long-term portion	3,155	3,528

Total lease liabilities	$3,850	$4,252

The maturity analysis of these leases is as follows:

March 31
(in thousands)	2020
Not later than 1 year	$695
Later than 1 year and not later than 5 years	2,941
Later than 5 years	214

Total lease liabilities	$3,850

17.4.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Three Months Ended March 31

(in thousands)	Note	2020	2019

Interest Expense During Period
Average principal outstanding during period		$784,472	$1,225,189
Average effective interest rate during period	17.1	3.03%	4.28%

Total interest expense incurred during period		$5,945	$13,121
Costs related to undrawn credit facilities	17.1	1,140	840
Interest expense - lease liabilities	17.3	33	31
Letters of guarantee	17.2	-	(46)

Total finance costs		$7,118	$13,946

18.	Issued Capital

	Note	March 31	December 31
(in thousands)		2020	2019

Issued capital
Share capital issued and outstanding: 448,270,578 common shares (December 31, 2019: 447,771,433 common shares)	18.1	$3,608,501	$3,599,203

18.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2020, the Company had no preference shares outstanding.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2019 to March 31, 2020 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2019	444,336,361
Share purchase options exercised [1]	752,170	Cdn$26.55
Restricted share units released [1]	130,730	$0.00

At March 31, 2019	445,219,261
Share purchase options exercised [1]	1,287,565	Cdn$25.35
Restricted share units released [1]	2,940	Cdn$0.00
Dividend reinvestment plan [2]	1,261,667	US$24.31

At December 31, 2019	447,771,433
Share purchase options exercised [1]	374,235	Cdn$24.83
Restricted share units released [1]	124,910	$0.00

At March 31, 2020	448,270,578

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an ATM equity offering sales agreement dated April 16, 2020 entered into among the Company, BofA Merrill Lynch, BMO Capital Markets, RBC Dominion Securities Inc., Scotiabank, CIBC Capital Markets, TD Securities, National Bank Financial Markets, Eight Capital, Raymond James Ltd. And Canaccord Genuity (the “Canadian Agents”) and BofA Securities, BMO Capital Markets, RBC Capital Markets, LLC, Scotiabank, MUFG and Mizuho Securities (the “U.S. Agents” and, together with the Canadian Agents, the “Agents”). The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the Agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness.

18.2.	Dividends Declared

	Three Months Ended March 31
(in thousands, except per share amounts)	2020	2019
Dividends declared per share	$0.10	$0.09
Average number of shares eligible for dividend	448,150	445,265

Total dividends declared	$44,815	$40,074

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at March 31, 2020, cumulative dividends of $1,123 million have been declared by the Company.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

19.	Reserves

	Note	March 31	December 31
(in thousands)		2020	2019

Reserves
Share purchase warrants	19.1	$83,077	$83,077
Share purchase options	19.2	23,154	24,010
Restricted share units	19.3	4,477	6,405
Long-term investment revaluation reserve, net of tax	19.4	(97,081)	47,209

Total reserves		$13,627	$160,701

19.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

19.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31

	2020	2019

Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$33.47	Cdn$32.92
Expected dividend yield	1.78%	1.49%
Expected volatility	30%	31%
Risk-free interest rate	0.52%	1.61%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$5.57	Cdn$6.11
Number of options issued during the period	451,110	575,300
Total fair value of options issued (000’s)	$1,807	$2,619

At March 31, 2020, there were 2,471,365 share purchase options outstanding with a weighted average exercise price of Cdn$28.91 per option. For the comparable period in 2019, there were 3,705,130 share purchase options outstanding with a weighted average exercise price of Cdn$26.58 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2019 to March 31, 2020 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2019	3,883,350	Cdn$25.71
Granted (fair value - $3 million or Cdn$6.11 per option)	575,300	32.92
Exercised	(752,170)	26.55
Forfeited	(1,350)	26.85

At March 31, 2019	3,705,130	Cdn$26.58
Granted (fair value - Cdn$5.29 per option)	8,200	29.79
Exercised	(1,287,565)	25.35
Forfeited	(14,125)	31.44
Expired	(17,150)	30.69

At December 31, 2019	2,394,490	Cdn$27.08
Granted (fair value - $2 million or Cdn$5.57 per option)	451,110	32.92
Exercised	(374,235)	24.83

At March 31, 2020	2,471,365	Cdn$28.91

As it relates to share purchase options, during the three months ended March 31, 2020, the weighted average share price at the time of exercise was Cdn$39.17, as compared to Cdn$33.44 per share per share during the comparable period in 2019.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

19.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2019 to March 31, 2020 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2019	370,133	$20.36
Granted (fair value - $3 million)	131,220	24.53
Released	(130,730)	20.85
Forfeited	(280)	20.41

At March 31, 2019	370,343	$21.67
Granted	1,400	22.12
Released	(2,940)	19.24
Forfeited	(2,480)	23.50

At December 31, 2019	366,323	$21.67
Granted (fair value - $3 million)	131,730	24.08
Released	(124,910)	22.29

At March 31, 2020	373,143	$22.32

During the three months ended March 31, 2020, the Company issued 131,730 RSUs with a fair value of $3 million or Cdn$33.48 per RSU. For the same period in 2019, the Company issued 131,220 RSUs with a fair value of $3 million or Cdn$32.92 per RSU.

As of March 31, 2020, there were 373,143 RSUs outstanding. For the comparable period in 2019, there were 370,343 RSUs outstanding.

19.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2019 to March 31, 2020 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2019	$(112,156)	$-	$(112,156)
Unrealized gain (loss) on LTIs [1]	20,647	(45)	20,602
At March 31, 2019	$(91,509)	$(45)	$(91,554)
Unrealized gain (loss) on LTIs [1]	141,289	(9,578)	131,711
Reallocate reserve to retained earnings upon disposal of LTIs [1]	7,282	(230)	7,052
At December 31, 2019	$57,062	$(9,853)	$47,209
Unrealized gain (loss) on LTIs [1]	(154,143)	9,853	(144,290)

At March 31, 2020	$(97,081)	$-	$(97,081)

1)	LTIs refers to long-term investments in common shares held.

20.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended March 31, 2020, the Company issued 193,830 PSUs as compared to 188,560 PSUs during the comparable period of the previous year.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2019 to March 31, 2020 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2019	655,727	$10,756
Granted	188,560	-
Accrual related to the fair value of the PSUs outstanding	-	7,124
Foreign exchange adjustment	-	185
Paid	(189,214)	(7,701)
Forfeited	(616)	(15)

At March 31, 2019	654,457	$10,349
Granted	2,850	-
Accrual related to the fair value of the PSUs outstanding	-	10,050
Foreign exchange adjustment	-	294
Paid	(39,836)	(1,624)
Forfeited	(12,779)	-

At December 31, 2019	604,692	$19,069
Granted	193,830	-
Accrual related to the fair value of the PSUs outstanding	-	3,277
Foreign exchange adjustment	-	(1,303)

At March 31, 2020	798,522	$21,043

A summary of the PSUs outstanding at March 31, 2020 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Mar 31, 2020	PSU Liability at Mar 31, 2020
2017	2020	204,142	$27.78	200%	99%	$ 11,260
2018	2021	213,820	$26.06	198%	67%	7,392
2019	2022	186,730	$26.05	141%	34%	2,323
2020	2023	193,830	$26.04	100%	1%	68
		798,522				$ 21,043

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2020	2019
Basic weighted average number of shares outstanding	447,805	444,389

Effect of dilutive securities
Share purchase options	706	370
Restricted share units	380	362

Diluted weighted average number of shares outstanding	448,891	445,121

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$38.82, compared to Cdn$28.23 for the comparable period in 2019.

	Three Months Ended March 31

(in thousands)	2020	2019

Share purchase options	8	613
Share purchase warrants	10,000	10,000

Total	10,008	10,613

22.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended March 31

(in thousands)	2020	2019

Change in non-cash working capital

Accounts receivable	$4,322	$308

Accounts payable and accrued liabilities	543	(7,541)
Other	(245)	63

Total change in non-cash working capital	$4,620	$(7,170)

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

23.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31

(in thousands)	2020	2019

Current income tax expense related to foreign jurisdictions	$49	$20
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$3,225	$3,194
Write down (reversal of write down) or recognition of prior period temporary differences	5,168	(3,324)
Total deferred income tax expense (recovery)	$8,393	$(130)

Income tax expense (recovery) recognized in net earnings	$8,442	$(110)

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended March 31

(in thousands)	2020	2019

Income tax expense (recovery) related to LTIs - common shares held	$(9,853)	$45

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31

(in thousands)	2020	2019

Income tax expense (recovery) related to share issue costs
Write down (reversal of write down) or recognition of prior period temporary differences	$1,480	$93

Income tax expense (recovery) recognized in equity	$1,480	$93

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31

(in thousands)	2020	2019

Earnings before income taxes	$103,338	$57,239
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense (recovery) based on above rates	$27,901	$15,455
Non-deductible stock based compensation and other	858	571
Differences in tax rates in foreign jurisdictions	(29,347)	(18,895)
Current period unrecognized temporary differences	3,862	6,083
Write down (reversal of write down) or recognition of prior period temporary differences	5,168	(3,324)

Income tax expense (recovery)	$8,442	$(110)

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the three months ended March 31, 2020 and the year ended December 31, 2019 is shown below:

	Three Months Ended March 31, 2020
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward [1]	$8,756	$(3,733)	$-	$(1,448)	$3,575
Capital loss carryforward [2]	8,953	(4,733)	(4,220)	-	-
Other [3]	694	84	-	-	778
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees [4]	(711)	9	-	(32)	(734)
Unrealized gains on long-term investments	(14,073)	-	14,073	-	-
Mineral stream interests [5]	(3,532)	-	-	-	(3,532)
Foreign withholding tax	(148)	(20)	-	-	(168)
Total	$(148)	$(8,393)	$9,853	$(1,480)	$(168)

1)	As at March 31, 2020, the Company had recognized the tax effect on $13 million of non-capital losses against deferred tax liabilities.
2)	As at March 31, 2020, the Company had recognized the tax effect on $NIL of net capital losses to offset unrealized taxable capital gains on long-term investments.
3)	Other includes capital assets, charitable donation carryforward and PSU and pension liabilities.
4)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

5)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

	Year Ended December 31, 2019
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets
Non-capital loss carryforward	$3,823	$4,497	$-	$436	$8,756
Long-term investments	-	-	-	-	-
Capital loss carryforward	-	4,503	4,450	-	8,953
Foreign exchange on investments	-	-	-	-	-
Other	387	307	-	-	694
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees	(591)	(60)	-	(60)	(711)
Kutcho Convertible Note	-	-	-	-	-
Unrealized gains on long-term investments	-	-	(14,073)	-	(14,073)
Mineral stream interests	(3,532)	-	-	-	(3,532)
Foreign withholding tax	(111)	(37)	-	-	(148)

Total	$(111)	$9,210	$(9,623)	$376	$(148)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
(in thousands)	2020	2019

Non-capital loss carryforward [1]	$25,760	$19,145
Debt and equity financing fees	1,060	1,383
Mineral stream interests	106,576	107,785
Other	4,767	4,282
Capital loss carryforward ²	8,953	-
Kutcho Convertible Note	1,148	951
Unrealized losses on long-term investments	13,480	6,733

Total	$161,744	$140,279

1)	As at March 31, 2020, the Company had not recognized the tax effect on $95 million of non-capital losses as a deferred tax asset.
2)	As at March 31, 2020, the Company had not recognized the tax effect on $33 million of net capital losses as a deferred tax asset.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

24.	Other Current Assets

The composition of other current assets is shown below:

		March 31	December 31
(in thousands)	Note	2020	2019
Non-revolving term loan		$511	$431
Prepaid expenses		1,789	1,492
Class action settlement recoverable	26	41,500	41,500
Other		76	81

Total other current assets		$43,876	$43,504

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million). The credit facility, which matures on December 31, 2020, carries interest at 15% per annum, compounded monthly.

25.	Other Long-Term Assets

The composition of other long-term assets is shown below:

		March 31	December 31
(in thousands)	Note	2020	2019
Intangible assets		$3,323	$3,419
Debt issue costs - Revolving Facility	17.1	6,172	5,154
Adventus ROFR		615	615
Subscription rights	15	-	1,524
Other		3,552	3,854

Total other long-term assets		$13,662	$14,566

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

26.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.26		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	³	100%		0%		0%		$404	[4]	$5.96	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$408		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variabl	e [6]	0%	[6]	0%		0%		$606		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.94	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$9.33	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.30		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%		0%		0%		variable	[17]	$4.27		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[1][8]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$420	[4]	$6.20	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	14-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	The Company is committed to purchase from Glencore an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 20,000 meters of Expansion Drilling in June 2019.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

21)

Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production to be purchased will decrease to 66.67% of gold and silver production for the life of mine.

22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2020	2021 - 2023	2024 - 2025	After 2025	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$715,500	$-	$715,500	$-	$715,500
Interest [2]	9,282	29,912	14,582	-	53,776	-	53,776
Payments for mineral stream interests [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	750	4,000	-	-	4,750	126,000	130,750
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [5]	405	-	-	-	405	-	405
Leases liabilities	617	2,531	1,076	-	4,224	-	4,224

Total contractual obligations	$11,054	$36,443	$731,158	$-	$778,655	$585,550	$1,364,205

1)	At March 31, 2020, the Company had $716 million drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2020 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.
5)	Represents the maximum amount available to Kutcho under the non-revolving credit facility (Note 24).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the agreement, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay states that they will be appealing the Court’s decision to the U.S. Ninth Circuit Court of Appeals.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2020 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $9 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $7 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments. The 2016 to 2019 taxation years remain open to a domestic audit.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Initial Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors (together with the “Initial Defendants, the “Defendants”).

On February 11, 2020, the parties to the Second Amended Complaint filed a stipulation of settlement with the court that, if finally approved by the court, will settle the lawsuit for $41.5 million, without admission of liability by any of the Defendants. This settlement amount has been reflected as a component of Other current liabilities on the balance sheet with an offsetting recoverable for the same amount being reflected as a component of Other current assets as the settlement will be fully funded by the Company’s insurance carriers and the other Defendants. The Company will not be required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes. Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. From time to time there may be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is not known or determinable by the Company. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

27.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2020
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold
Salobo	$119,094	$30,580	$28,055	$60,459	$89,137	$2,577,202
Sudbury [1]	7,641	1,929	3,993	1,719	5,616	340,050
Constancia	5,294	1,346	1,125	2,823	3,948	109,281
San Dimas	18,049	6,882	3,580	7,587	11,166	190,787
Stillwater	5,578	996	1,576	3,006	4,582	228,418
Other [2]	3,866	1,026	744	2,096	2,840	12,424

Total gold interests	$159,522	$42,759	$39,073	$77,690	$117,289	$3,458,162

Silver
Peñasquito	$40,223	$9,840	$7,490	$22,893	$30,383	$367,212
Antamina	21,661	4,264	10,873	6,524	17,397	657,937
Constancia	6,088	2,084	2,667	1,337	4,004	225,520
Other [3]	15,945	5,975	2,625	7,345	14,127	485,068

Total silver interests	$83,917	$22,163	$23,655	$38,099	$65,911	$1,735,737

Palladium
Stillwater	$11,350	$1,986	$2,113	$7,251	$9,364	$247,856

Cobalt
Voisey’s Bay	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$254,789	$66,908	$64,841	$123,040	$192,564	$5,669,265

Other
General and administrative				$(13,181)	$(10,732)
Finance costs				(7,118)	(8,110)
Other				597	3,777
Income tax				(8,442)	89

Total other				$(28,144)	$(14,976)	$407,676

Consolidated				$94,896	$177,588	$6,076,941

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance from October 2018 to October 2019

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests and the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

Three Months Ended March 31, 2019
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold
Salobo	$110,070	$34,000	$32,248	$43,822	$76,070	$2,673,812
Sudbury [1]	5,267	1,625	3,327	315	3,642	363,136
Constancia	7,227	2,205	1,991	3,031	5,135	115,556
San Dimas	15,130	6,906	3,563	4,661	8,224	204,632
Stillwater	3,721	669	1,482	1,570	3,052	234,946
Other [2]	8,984	2,577	1,668	4,739	6,733	19,691

Total gold interests	$150,399	$47,982	$44,279	$58,138	$102,856	$3,611,773

Silver
Peñasquito	$18,301	$4,900	$3,566	$9,835	$13,401	$385,156
Antamina	19,614	3,887	10,957	4,770	15,580	699,120
Constancia	11,372	4,334	5,510	1,528	7,684	240,721
Other [3]	17,875	6,794	1,631	9,450	10,805	501,012

Total silver interests	$67,162	$19,915	$21,664	$25,583	$47,470	$1,826,009

Palladium
Stillwater	$7,488	$1,317	$2,438	$3,733	$6,171	$257,250

Cobalt
Voisey’s Bay	$-	$-	$-	$-	$-	$393,422

Total mineral stream interests	$225,049	$69,214	$68,381	$87,454	$156,497	$6,088,454

Other
General and administrative				$(16,535)	$(24,700)
Finance costs				(13,946)	(11,246)
Other				266	1,205
Income tax				110	(3,562)

Total other				$(30,105)	$(38,303)	$390,246

Consolidated				$57,349	$118,194	$6,478,700

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 gold interest and the non-operating Minto and Rosemont gold interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, and 777 silver interests, the non-operating Minto, Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance from October 2018 to October 2019.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales		Carrying Amount at March 31, 2020

(in thousands)	Three Months Ended Mar 31, 2020		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America
Canada	$12,238	5%	$352,475	$31,956	$-	$227,510	$611,941	11%
United States	16,928	7%	228,418	566	247,856	-	476,840	8%
Mexico	58,919	22%	190,787	368,520	-	-	559,307	10%
Europe
Greece	2,223	1%	-	428	-	-	428	0%
Portugal	5,096	2%	-	21,072	-	-	21,072	0%
Sweden	7,092	3%	-	34,487	-	-	34,487	1%
South America
Argentina/Chile [1]	-	0%	-	264,403	-	-	264,403	5%
Brazil	119,094	47%	2,577,202	-	-	-	2,577,202	45%
Peru	33,199	13%	109,280	1,014,305	-	-	1,123,585	20%

Consolidated	$254,789	100%	$3,458,162	$1,735,737	$247,856	$227,510	$5,669,265	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales			Carrying Amount at March 31, 2019

(in thousands)	Three Months Ended Mar 31, 2019		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America
Canada	$16,253	7%	$382,828	$33,404	$-	$393,422	$809,654	13%
United States	11,209	5%	234,945	557	257,250	-	492,752	8%
Mexico	34,023	15%	204,631	386,502	-	-	591,133	10%
Europe
Greece	1,268	1%	-	5,500	-	-	5,500	0%
Portugal	10,220	4%	-	22,090	-	-	22,090	0%
Sweden	3,562	2%	-	37,014	-	-	37,014	1%
South America
Argentina/Chile [1]	-	0%	-	264,401	-	-	264,401	4%
Brazil	110,070	49%	2,673,813	-	-	-	2,673,813	44%
Peru	38,444	17%	115,556	1,076,541	-	-	1,192,097	20%

Consolidated	$225,049	100%	$3,611,773	$1,826,009	$257,250	$393,422	$6,088,454	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 (US Dollars)

28.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 6, 2020, the Board of Directors declared a dividend in the amount of $0.10 per common share, with this dividend being payable to shareholders of record on May 22, 2020 and is expected to be distributed on or about June 4, 2020. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2020 FIRST QUARTER REPORT [84]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	AST Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: inquiries@canstockta.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM	PATRICK DROUIN
Senior Vice President, Investor Relations
DIRECTORS	T: 1 604 684 9648
GEORGE BRACK	TF: 1 800 380 8687
JOHN BROUGH	E: info@wheatonpm.com
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

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Wheaton Precious Metals Corp.
Suite 3500 – 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123